Registration No.__________

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                          AMENDMENT NO. 4 TO FORM 10-SB
                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUER
                          UNDER SECTION 12(B) OR (G) OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                              --------------------

                         ALADDIN SYSTEMS HOLDINGS, INC.
                 (Name of Small Business Issuer in its Charter)

            NEVADA                                             86-0866757
(State or Other Jurisdiction of                             (I.R.S. Employer
Incorporation or Organization)                           Identification Number)

               165 WESTRIDGE DRIVE, WATSONVILLE, CALIFORNIA 95076
              (Address of Principal Executive Offices and Zip Code)

                    Issuer's Telephone Number: (831) 761-6200

Securities to be registered pursuant to Section 12(b) of the Act:

Securities to be registered pursuant to Section 12(g) of the Act:

                     Common Stock, par value $.001 per share

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                         ALADDIN SYSTEMS HOLDINGS, INC.

                                   FORM 10-SB

Table of Contents

Part I

Item 1  Description of Business ...........................................    2
Item 2  Management's Discussion and Analysis or Plan of Operations ........   17
Item 3  Description of Properties .........................................   23
Item 4  Security Ownership of Certain Beneficial Owners and Management ....   24
Item 5  Directors, Executive Officers, Promoters and Control Persons ......   25
Item 6  Executive Compensation ............................................   28
Item 7  Certain Relationships and Related Transactions ....................   33
Item 8  Description of Registrant's Securities to be Registered ...........   34

Part II

Item 1  Market Price of and Dividends on the Registrant's Common Equity
        And Related Stock Stockholder Matters .............................   38
Item 2  Legal Proceedings .................................................   38
Item 3  Changes in and Disagreements with Accountants on Accounting and
          Financial Disclosure ............................................   39
Item 4  Recent Sales of Unregistered Securities ...........................   39
Item 5  Indemnification of Directors and Officers .........................   41

Part F/S

        Financial Tables and Exhibits .....................................  F-1


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                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

      "Aladdin", "StuffIt" "DropStuff" "Expander", "MacTicker", "InstallerMaker", "StuffIt Deluxe""Spring Cleaning", "ShrinkWrap", "InstallerMaker", and "PrivateFile" are trademarks and service marks of Aladdin Systems Holdings, Inc. All other trademarks, service marks or tradenames referred to in this Registration Statement on Form 10-SB ("Registration Statement") are the property of their respective owners. Except as otherwise required by the context, all references in this Registration Statement to (a) "we," "us," "our" or "Aladdin" refer to the consolidated operations of Aladdin Systems Holdings, Inc., a Nevada corporation, and its wholly-owned subsidiary, Aladdin Systems, Inc., a Delaware corporation, (b) "you" refers to prospective investors in our common stock and other readers of this Registration Statement,
(c) the "Web" refers to the World Wide Web, and (d) the "site" refer to our Web site ("www.aladdinsys.com").

ITEM 1. DESCRIPTION OF BUSINESS

BACKGROUND

      Aladdin is a developer and publisher of software products for the Macintosh and Windows software markets. Aladdin's subsidiary, Aladdin Systems, Inc. was formed in January, 1989 to publish software for the Macintosh computer. In May, 1989, Aladdin entered into a publishing agreement to publish two software products for the Macintosh computer developed by Raymond Lau, the StuffIt data compression software product and the Shortcut desktop productivity application. In August, 1989, Aladdin commenced sales of its first product, Shortcut. The May, 1989 publishing agreement granted to Aladdin the right to publish and enhance the StuffIt and Shortcut products in exchange for a royalty payment equal to fifteen percent (15%) of Aladdin's net revenue from the sales and licensing of the software.

      Since 1990, Aladdin Systems has refined, expanded and improved the StuffIt software and today publishes several different products based upon StuffIt for both the Macintosh and Windows markets. We also publish several other popular software applications including Spring Cleaning, a software uninstaller package for the Macintosh; Private File, a file encryption application for both the Macintosh and Windows markets; Aladdin Flashback, a version control application for both the Macintosh and Windows markets which saves older versions of documents as newer ones are created; DragStrip, a quick launch application for both the Macintosh and Windows markets; and MacTicker, an automatically updated stock ticker for the Macintosh which accesses data over the Internet without the need for separate Web

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browser software. We sell these products to consumers through distributors and resellers, as well as directly from our Web site (www.aladdinsys.com).

      In addition to products for the consumer market, we also develop and market products to other software developers. Our InstallerMaker software simplifies the installation of software products for Macintosh computers and our StuffIt Engine product for the Macintosh and Windows markets provides developers with the ability to include compression features in their own products. In addition, we publish ShrinkWrap, a disk image product which is used by software developers.

Recent Reorganization

      In October, 1999, Aladdin Systems, Inc. entered into a reorganization with a non-operating public company, Foreplay Golf & Travel Tours, Inc., a Nevada corporation incorporated on March 26, 1997 ("FGT"). Under the reorganization agreement (the "Reorganization Agreement"), the Aladdin Systems stockholders received 1.580827 (the "Exchange Ratio") shares of FGT Common Stock in exchange for each share of Aladdin Systems, Inc. Common Stock. The Exchange Ratio is subject to adjustment after closing, pursuant to the terms of the Reorganization Agreement, to adjust for options issued to employees of Aladdin Systems which had expired prior to the closing. As part of the reorganization, Aladdin Systems became a wholly-owned subsidiary of FGT, all of the executive officers and directors of FGT resigned and certain executive officers and directors of Aladdin Systems became the executive officers and directors of FGT which then changed its name to Aladdin Systems Holdings, Inc. The Board of Directors and shareholders of Aladdin Systems elected to enter into the reorganization with FGT as a way to facilitate raising capital for expansion purposes. In connection with assisting Aladdin Systems in the negotiations with FGT, Aladdin Systems paid a fee to Baytree Capital, LLC upon the closing the transaction in the amount of $30,000 and issued to Baytree Capital, LLC 50,000 shares of Aladdin Systems Holdings, Inc. Immediately prior to the Reorganization, FGT conducted a private placement of 1,000,000 shares of Common stock for total cash consideration of $1,000,000.

Headquarters

      All of our business is currently conducted through Aladdin Systems, and our principal executive offices are located at 165 Westridge, Watsonville, CA. Our telephone number at this address is (831) 761-6200.

GENERAL

      Aladdin Systems Holdings, Inc., a Nevada corporation (the "Company"), through its Aladdin Systems, Inc. subsidiary, develops and publishes computer software that enhances the transmission, access, and organization of information for businesses and


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home-based personal computer users. Our strategy is to produce products that are easy to use and allow users to utilize them in a fashion that is transparent in operation, and minimally intrusive to the user. We achieve transparency by designing our products to provide users with additional features with only a minimal amount of additional user interaction. For example, StuffIt Deluxe users can access the contents of StuffIt archives in the same double-click method that they use to open a normal file.

      Our software products are all labeled under the "Aladdin Systems" name and are either developed internally by our own staff of software developers or are acquired from third party developers in exchange for royalty payments pursuant to publishing agreements. The publishing agreements we enter into either assign to us all rights in the software or give us a perpetual right to modify and publish the software, in exchange for a royalty ranging from 5% to 15% of our net revenue from the sales and licensing of such software. We attempt to negotiate maximum amounts of royalties that are to be paid to the developer of the product.

      Whether we create a product or acquire it from a developer, we assume all costs associated with publishing it, including the costs of producing documentation, packaging, marketing, advertising and distribution as well as the costs of technical support for the products.

OUR PRODUCTS

      Our products are divided into two different product groups serving two different markets: consumers and software developers. While many of our products are used by both groups, most of our developer products are licensed directly rather than sold through the retail software distribution channel. Our products are divided between these two market segments as follows:

      Consumer Products:

      StuffIt Deluxe (Macintosh)
      DropStuff (Windows and Macintosh)
      Expander (Windows and Macintosh)
      StuffIt Lite (Macintosh)
      Spring Cleaning (Macintosh)
      Private File (Windows and Macintosh)
      Aladdin FlashBack (Windows and Macintosh)
      DragStrip (Windows and Macintosh)
      MacTicker (Macintosh)

      Developer Products


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

      StuffIt Engine (Windows and Macintosh)
      StuffIt InstallerMaker (Macintosh)

StuffIt Product Line (Windows and Macintosh Platforms)

      Our flagship product line is based upon Aladdin's data compression technology: StuffIt Deluxe, DropStuff, Expander, StuffIt Lite and the StuffIt Engine. StuffIt software is used to compress and expand data. The software allows users to compress files, directories, hard drives or other media for faster transmission over computer networks, including the Internet, and for archival purposes. Because files encoded in the StuffIt format are compressed, they are smaller than ordinary files which allows StuffIt files to be transmitted faster than non-compressed files over computer networks including the Internet regardless of the method of transmission - modem, DSL, cable modem, etc.

      Aladdin Systems commenced publishing StuffIt in 1989 when it acquired the publishing rights to the product from Raymond Lau, then a 17-year old high school student. Prior to that time, StuffIt was being published by Mr. Lau as "shareware", a form of software distribution which encourages the free distribution of the software and requests that the user send payment on the "honor system." Pursuant to the 1989 publishing agreement with Raymond Lau, Aladdin assumed the publishing of StuffIt in exchange for royalty payments to Mr. Lau. In 1995, we purchased all rights to StuffIt from Raymond Lau. Since we first published StuffIt in 1989, Aladdin has continually improved and updated the product. StuffIt was originally designed to run only on Macintosh computers. In 1995, Aladdin started to publish versions of certain StuffIt products for Microsoft Windows-based computers. The Windows versions of our StuffIt products (DropStuff, Expander and the StuffIt Engine) all operate on Windows 98 , Windows NT and the new Windows 2000 operating system.

      In November, 1998, we shipped our newest version of StuffIt. This new version incorporated two major changes: a new compression algorithm that on average compresses files to be 20% smaller than earlier versions of StuffIt, and a new file format designed to make StuffIt work equally as well under the Microsoft Windows operating system as it does on the Macintosh. From 1996 to August, 1999, Aladdin has sold 537,966 copies of StuffIt (all products combined).

      StuffIt has been adopted as a worldwide compression standard for the Macintosh computer by Apple Computer and America Online. In 1990, America Online adopted StuffIt as their standard for compressing Macintosh files utilizing StuffIt to automatically compress files for transmission. StuffIt products have been shipped over 10 million users worldwide over the last two years, including eight million copies distributed by Apple Computer shipped pre-loaded on Apple Computer's products.

While originally Apple Computer paid us for the right to distribute StuffIt products, currently, Aladdin receives no compensation therefor.

      The StuffIt product line is divided into five different software products, StuffIt Deluxe, DropStuff, Expander, the StuffIt Engine and StuffIt Lite, designed for multiple computing platforms, and distributed through a worldwide multi-channel distribution network. The StuffIt products are each protected by copyright law.

      StuffIt Deluxe (Macintosh) - StuffIt Deluxe is a full featured product offering a complete compression and expansion solution to users. StuffIt Deluxe is sold commercially through Aladdin's physical and electronic worldwide distribution network of distributors, resellers, mail order houses, Web-based retailers, and through our Web site (www.aladdinsys.com). StuffIt Deluxe was first released for commercial sale in 1990. A localized kanji version is distributed by our Japanese distributor. StuffIt Deluxe sells for a suggested retail price of $129.95.

      DropStuff (Windows and Macintosh) - DropStuff allows users to quickly and easily compress a file by simply moving the file's icon directly over the DropStuff icon on the user's desktop. DropStuff is distributed as shareware. Shareware is generally recognized in the software industry as being on the "honor system" with the software freely distributed at no charge pursuant to a license agreement which requires payment as a condition of continued use after 30 days. We expect that the vast majority of shareware users will not register the software or pay the license fee. However, we believe that on a historical basis, the distribution of DropStuff as shareware has benefited Aladdin through an increase in the number of users of our StuffIt compression standard as well as increasing Aladdin's goodwill in the computer industry. In 1999, we started distributing DropStuff (both Macintosh and Windows versions) through e-commerce retailers as a commercial product. DropStuff is currently distributed by Apple Computer as part of the Mac OS. We receive no compensation from Apple Computer therefor. DropStuff sells for a suggested retail price of $20.00 for the Windows version and $30.00 for the MacOS version.

      Expander (Windows and Macintosh) - StuffIt Expander for the Macintosh and Aladdin Expander for Windows are corresponding products which automatically decompress files that are compressed into the StuffIt format. These products do not compress files themselves. Expander is distributed as freeware in order to encourage the wide distribution of files in StuffIt format and to seed the market for our commercial products. Despite being distributed free of charge, Expander is protected by copyright law and its use is subject to a license agreement. In addition to decoding files in StuffIt format, Expander also decodes files in other popular compression and encoding formats, including Zip, Binhex, Base64 (MIME) and TAR, further increasing its popularity and usefulness. We have entered into agreements allowing distribution of StuffIt Expander with third parties such as Apple Computer, Netscape, IDG


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Communications and Connectix Corporation. Generally, we receive no revenue from such agreements. We also distribute Expander from our Web site
(www.aladdinsys.com).

      StuffIt Engine (Windows and Macintosh) - The StuffIt Engine is licensed directly to software developers who wish to incorporate Aladdin's compression technology into their software. We have licensed the StuffIt Engine to third parties such as American Online and DataViz. Since the StuffIt Engine is licensed on a negotiated basis, we do not have a suggested retail price for the product.

      StuffIt Lite (Macintosh) - StuffIt Lite is a shareware compression product designed to provide basic compression and expansion capabilities. The software is only distributed electronically and is available for download through multiple sources. StuffIt Lite is still distributed as shareware and is primarily distributed via our Web site (www.aladdinsys.com). The suggested shareware fee for StuffIt Lite is $30.00.

Spring Cleaning (Macintosh)

      SpringCleaning is a software uninstaller product for the Macintosh market which removes unwanted and unused software and related files from a user's computer. Released in November 1996, it has sold over 370,000 copies. Spring Cleaning is published by Aladdin pursuant to a publishing agreement with The Excelsior Group which grants to Aladdin perpetual rights to publish the product and to create updates and derivative products. Spring Cleaning is sold commercially through Aladdin's physical and electronic worldwide distribution network of distributors, resellers, mail order houses, Web retailers, and through our Web site (www.aladdinsys.com). Localized kanji and French language versions of the product are distributed by our Japanese and French distributors. Spring Cleaning is protected by copyright law. Spring Cleaning sells for a suggested retail price of $49.95.

Private File (Windows and Macintosh)

      Private File incorporates StuffIt compression technology into a data security software product designed to send secure information over computer networks including the Internet. Private File was released in 1997. The product faces competition from many sources, with Network Associates and Symantec being the market leader. Private File is sold commercially through both retail software distribution channels and via our Web site (www.aladdinsys.com). Private File is protected by copyright law. Private File sells for a suggested retail price of $49.95.

ShrinkWrap (Macintosh)


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

      ShrinkWrap is used by developers and consumers to create disk image files, allowing the users to create exact copies of their hard disk, floppies, or CD ROMs. ShrinkWrap was released in 1997. ShrinkWrap's only competition is Disk Copy from Apple Computer. ShrinkWrap is distributed directly from Aladdin via our Web site and by other Web-based retailers in a time-locked "trialware" format which allows unrestricted use of the software for a period of thirty days and then disables itself, unless the user enters an activation code received after the license fee is paid. A localized kanji version is distributed by our Japanese distributor. ShrinkWrap sells for a suggested retail price of $30.00.

Aladdin FlashBack (Windows and Macintosh)

      Aladdin FlashBack is a version control product designed to allow users to restore versions of documents regardless of the application being used, and protect them from data loss and accidental overwriting. Aladdin Flashback has no competition in the Macintosh market and several competitors in the Windows market, including Lost & Found from PowerQuest. None of the competitive products are dominant in the market for such products. Aladdin Flashback was released in 1997 and is sold commercially through Aladdin's physical and electronic worldwide distribution network of distributors, resellers, mail order houses, Web-based retailers and through our Web site (www.aladdinsys.com). Localized kanji, German and French language versions of the product are also distributed by our Japanese, German and French distributors, respectively. Aladdin FlashBack sells for a suggested retail price of $69.95.

StuffIt InstallerMaker (Macintosh)

      StuffIt InstallerMaker, first published in 1991, is a product used by software developers to create custom installers for the distribution of software and is licensed by us directly to developers. StuffIt InstallerMaker incorporates Aladdin's e-commerce technology which enables a developer to disable their software after a certain period of time unless the user enters an authorization code. InstallerMaker's licensee's include Apple Computer, Lexmark, The Learning Company and RealNetworks. Aladdin licenses StuffIt InstallerMaker at a variable license fee, depending upon usage, ranging from free to $10,000.00.

DragStrip (Windows and Macintosh)

      In March, 1999, Aladdin started publishing DragStrip pursuant to a software publishing agreement with Poppybank Software which granted Aladdin exclusive, perpetual rights to publish the software and create derivatives thereof in exchange for a royalty payment DragStrip allows users to launch, find, organize, and access applications and documents quickly and efficiently, allowing users to become better organized. DragStrip is sold commercially through Aladdin's physical and electronic


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worldwide distribution network of resellers, mail order houses, Web-based retailers and through our Web site (www.aladdinsys.com). DragStrip sells for a suggested retail price of $19.95.

MacTicker (Macintosh)

      In July, 1999, we acquired the rights to MacTicker from Galleon Software, Inc. MacTicker represents a new kind of product for Aladdin. MacTicker is a browser-less Internet client software which displays a moving stock ticker across a user's computer screen. The acquisition agreement for the MacTicker product assigned to Aladdin all right, title and interest in the software in exchange for a royalty payment which terminates after five years. The stock quote information is continually fed to the software from a Web site. Currently, we charge for the MacTicker software and provide 15 minute delayed stock quotes free of charge. While several Web site currently offer stock market tickers, we believe that MacTicker will appear to a portion of the market which would prefer not to have to access a Web site to receive stock quotes. Since we commenced sales of MacTicker, over 16,000 users have downloaded the trial version from our web site. MacTicker sells for a suggested retail price of $29.95. We believe that a market for products like MacTicker will exist since they are easier to use then similar offerings provided by certain financial Web sites, in some cases, free of charge, and contains additional functionality not found on these Web site based competitors. We are currently exploring alternative revenue models for MacTicker including charging a subscription fee for real time stock quotes and OEM arrangements with brokerage houses and financial Web sites, as well as additional kinds of information which can be provided to users. We have not yet determined if such alternative revenue models will be viable and if implemented, whether such alternative revenue models will succeed.

OUR SALES AND DISTRIBUTION METHODS

      Our products are sold and distributed via a variety of business models and distribution methods.

Sales Models

      Freeware - Certain of our products are distributed to users free of charge as "freeware". We distribute freeware products in order to seed the market for our commercial products. Despite being distributed free of charge, our freeware software is protected by Copyright law and a license agreement. Currently our only freeware product is Expander.

      Shareware - Certain of our products are distributed to users as "shareware". Shareware software is distributed to users free of charge and the user has a period of


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time to use the software (on average 15 days) and decide if they like the software prior to paying the license fee. Payment of the shareware license fee is made on honor system. While we expect most users not to pay the shareware fee, we believe that our shareware products help seed the market for our commercial products. Our shareware products are DropStuff and StuffIt Lite. Our shareware products are distributed over our web site and through distribution alliances with companies such as Apple Computer and America Online.

      Trialware - Certain of our products are distributed as "trialware". Trialware products are a fully functional version of the software. However, unlike shareware, our trialware products automatically deactivate after a set period time unless the user has obtained an activation code by paying for the software. Selling products as Trialware is not a marketing scheme which is mutually exclusive with retail sales. We may from time to time release trialware versions of our products which are also sold through retail channels.

      Retailsoftware - Most of our products are distributed to users through established retail software distribution channels which include sales to resellers through distributors, direct mail sales and sales of products via our Web site.

      Licensed software - Our StuffIt InstallerMaker software is licensed directly to other software developers based upon a sliding scale license fee schedule.

ROYALTY PAYMENTS

      Pursuant to the publishing agreements we have entered into total royalty payments to developers in 1996, 1997 and 1998 were $24,500, $201,220 and $226,511, respectively.

OUR RESALE OF THIRD PARTY PRODUCTS

      In addition to publishing our own products, we utilize our resources and customer list to act as a reseller of software products published by other software companies. Historically, we resold limited numbers of third-party products through "bundling" offers with our products which were distributed via direct mail efforts. We are now focusing on offering third party products for sale via our Web site, primarily through a download model, where the customer receives the product downloaded directly to their computer after credit card information is entered and verified.

      From 1996 through 1998, our revenue from the resale of third-party products decreased dramatically as we reduced the amount of direct mail marketing we conducted. During 1999, third-party products have been primarily conducted through our Web site and 1999 revenues for third-party products sales increased to $424,881 through August 31, 1999. Our resale agreements run for periods from 90 days to one


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year and all are non-exclusive. We receive a percentage of the net sale ranging from 3% to 70%.

      As of the date hereof, we are currently acting as a reseller for the following products:

      Eudora from Qualcomm,
      Norton Anti-Virus for Macintosh from Symantec,
      Virtual PC from Connectix
      Voice Express Standard from Learner & Hauspie

SOFTWARE PRODUCT REVENUES

      The following table shows our net revenue from software products for the last three complete years divided into three categories showing the revenue from our consumer software products, our developer software products and third party products which we resold.

--------------------------------------------------------------------------------
                                           1998          1997            1996
--------------------------------------------------------------------------------
Consumer                               $6,707,281     $5,775,838     $4,058,623
Developer                               1,146,874      1,274,241      1,524,804
Resold Products                           148,363        224,835        531,776
Total net revenues                     $8,002,518     $7,274,914     $6,115,203

Percentage of net revenues
Represented by Resold Products               1.85%          3.00%           .83%
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

PRODUCT SUPPORT

      We believe that customer and technical support is an important part of the Company's overall performance and success. As of August 30, 1999, we had five full-time employees involved in technical support services, available to all customers by electronic mail, via our Web site, telephone, or fax. Support services include explaining how the customer's computer works, how the customer's other software works in relation to our products, solving problems with software operation and suggesting solutions to business and personal computing issues. We offer product support free of charge to registered users of our products.


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

DISTRIBUTION AND MARKETING; MAJOR CUSTOMERS

      Our products are marketed through independent distributors in the United States and Canada, through numerous resellers and mail order companies and distributors in other countries, directly to corporate and educational accounts under site licensing agreements, and directly to end-users through direct marketing campaigns and our Web site (www.aladdinsys.com).

      Of our total net revenues for 1998, approximately 30% was through independent, domestic distributors pursuant to nonexclusive distribution agreements. Sales to one such distributor, Ingram Micro, accounted for nearly 25% of total net revenues in 1998. Domestic distributors purchase product at a discount from suggested list prices.

      Of our total net revenues for 1998, approximately 12% was through independent, international distributors. Several of these distributors are limited by contract to distribution within a specified geographic area. We currently provide translations of certain products in Japanese, German and French languages. Sales to such distributors, Act2 (Japan), and Softline (United Kingdom), accounted for approximately 8%, and 1%, of total net revenues in 1998, respectively. International distributors generally require a somewhat larger discount in return for various advertising, customer service, and customer registration duties performed by them in connection with the software. This discount normally ranges from 40% to 60% off of the suggested retail price of the products. The Asian economic crisis has affected our sales in the Asian marketplace and caused our distributor in Singapore went bankrupt. In addition, our sales in Australia have dropped because of the overall Asian economic condition. Neither the bankruptcy of our Singapore distributor nor the decrease in Australian sales has had a material adverse affect on the overall sales of the Company.

      We give our distributors industry-standard rights of return for stock balancing and for defective products, and replacement rights when products are upgraded to new versions. A reserve for returns has been recorded and was $37,368 and $17,749 at December 31, 1998 and 1997, respectively. Returns exchanged for product upgrades and new version releases do not have a material impact on the financial statements because of Aladdin's low cost to replace such returns. Historically, product returns from end users have not been significant.

PRODUCT DEVELOPMENT AND UPGRADES

      The personal computer software industry continues to undergo rapid technological change, requiring a continuous high level of enhancement of existing products and development of new products. We intend to continue the enhancement of our existing products and to develop additional products which we believe will be


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marketable to our existing customer base and new customers and which will extend our current products to new computing platforms.

      We regularly upgrade our existing products to add new features in response to customer requests for additional features and to match or exceed features contained in competing products. Historically, 10 % to 50% of the registered users of a software product have purchased the upgraded version of the same product. Most product upgrades are developed by our internal development staff. However, upgrades on certain products which we publish are developed by the original developer of the product, pursuant to the terms of the specific software publishing agreement.

      We additionally plan and develop new products to compliment our product line. We have announced several new products which are not yet available for sale. They are: Aladdin Expander for the Linux operating system and a product called "DropZip" for Windows which will compress files into the "Zip" compression format.

      As of August 31, 1999, eighteen (18) employees were engaged full time in product development. During years 1998, 1997, and 1996, we spent approximately $1,500,000, $1,470,000 and $960,000, respectively, on product research and development and enhancement activities, representing approximately 18.8%, 20.2%, and 15.6%, respectively, of net revenues in each of these periods.

      Our future financial performance will depend in part on the successful development, completion, and introduction of such new software products, and on such enhanced versions of existing products, and customer acceptance of those products. In the future, there is no assurance that we will not encounter difficulties that could delay or prevent the successful development of, or marketing of, new products and/or enhancements of existing products. There also can be no assurance that such products will yield positive results or that such results can be obtained on a timely basis or without the expenditure of substantial funds.

COMPETITION

      The personal computer software market is highly competitive and has been subject to rapid change, which is expected to continue. Various different competitors exists for our different products. For our flagship StuffIt product line for the Macintosh, we believe that our long history of publishing compression software for the Macintosh, the goodwill associated with our "Aladdin" and "StuffIt" brands, our large installed base of users as well as our strategic relationships with Apple Computer and America Online makes StuffIt for the Macintosh the leading product in its category. However, our attempts to extend the StuffIt line of products to the Windows market will face strong competition from the many Windows-based compression products with implement the "Zip" compression standard. There are several major and many minor


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

companies currently publishing "zip" products which will directly compete with our StuffIt products for the Windows market.

      In addition, certain computer manufacturers may devote significant resources to creating software, directly competitive with products of Aladdin, for inclusion with their computers and computer systems without additional charge to consumers, specifically, Apple Computer provides a file encryption technology in its Mac OS 9 operating system and Microsoft includes a compression utility in its Windows 98 and Windows NT operating systems.

      Our competitors include many independent software vendors that have financial, marketing, and technological resources far in excess of those of ours. Some of these include Apple, Symantec, Microsoft, Network Associates, PowerQuest, and MindVision.

      Aladdin's software products are marketed primarily through the retail channel. All of these products face competing products offering many similar features. Aladdin believes that the principal competitive factors in the market include product features and functions, ease of understanding and operating the software, product reliability, price/performance characteristics, name recognition, and availability and quality of support and training services. Price competition could become an increasing factor in the personal computer software market, which could, in turn, be expected to increase pressures on profit margins in the future.

      As the Internet and e-commerce becomes an increasing important channel for the distribution and sales of software products, we plan to increase our efforts to sell both our products and the third-party products we resell direct to consumers via our Web site (www.aladdinsys.com). In order to accomplish this, we may need to invest money, effort and other resources into our Web efforts which may divert attention and resources from our traditional sales channels. In addition, we may be competing against existing and new companies that have financial, marketing, and technological resources far in excess of Aladdin's. In the event that we are not able to successfully compete against such companies it could have a material adverse effect upon our business, results of operations and financial condition.

PRODUCT PROTECTION

      We regard the protection of our copyrights, service marks, trademarks, trade dress and trade secrets as critical to our future success and rely on a combination of copyright, trademark, service mark and trade secret laws and contractual restrictions to establish and protect our proprietary rights in products and services. Software products are generally protected against copying pursuant to the Copyright Act and license agreements. In addition, many software companies implement schemes designed to reduce unauthorized copying by requiring that users enter a unique registration code to activate the software. Where applicable, some companies also seek for patent protection for specific technologies embodied in their products.

      We regard our software as proprietary and attempt to protect it with copyrights, trade secret laws, and internal nondisclosure safeguards, as well as restrictions on disclosure and transferability that are incorporated into our software license agreements. Our copyrights run for a period of 75 years from the first creation of the work in accordance with the provisions of the Copyright Act. None of our products lack the necessary copyright or trademark protection. Aladdin licenses its software products to customers rather than transferring title. Despite these restrictions, it may be possible for competitors or users to copy aspects of the Aladdin's products or to obtain information which Aladdin regards as trade secrets. Computer software generally can be patented only with difficulty, and existing copyright laws afford only limited practical protection. On a regular basis, we evaluate our development efforts to determine if patent protection would be applicable. To date, we have not pursued patent protection for any of our products.

      Our products require that a product registration number be entered in order to be activated. We believe that this system helps to reduce unauthorized copying of our products. The range of product registration numbers distributed is changed from time to time in order to further deter copying of the software. However, because of the rapid pace of technological change in its industry, we believe that such protections are less significant than factors such as frequent product enhancements, and the timeliness and quality of Aladdin support services. Policing unauthorized use of such a broadly disseminated product as computer software is difficult, and software piracy can be expected to be a persistent problem for the packaged software industry. These problems may be particularly acute in international markets. We do not have specific information regarding how unauthorized copying affects our sales in either the United States or foreign markets.

      Although we do not believe that we infringe the proprietary rights of third parties, there can be no assurance that third parties will not claim infringement by us with respect to past, current or future technologies. We expect that participants in our markets will be increasingly subject to infringement claims as the number of software and competitors in our industry segment grows. Any such claim, whether meritorious or not, could be time-consuming, result in costly litigation, cause software upgrade delays or require us to enter into royalty or licensing agreements. Such royalty or licensing agreements might not be available on terms acceptable to us or at all, as a result, any such claim could have a material adverse effect upon our business, results of operations and financial condition.

      Since we produce computer software products and are not engaged in hardware manufacturing, we did not spend any material amounts on compliance with environmental laws.

GOVERNMENTAL REGULATION

      Our company, operations and products and services are all subject to regulations set forth by various federal, state and local regulatory agencies including export regulations on compression methods promulgated by the United States Department of Commerce. We take measures to ensure our compliance with all such regulations as promulgated by these agencies from time to time. The cost of compliance with all such regulations is minimal.

      As the Web-based portion of our business expands, we may be subject to any existing or future governmental regulation associated with the Internet. There are currently few laws and regulations directly applicable to the Internet. It is possible that a number of laws and regulations may be adopted with respect to the Internet covering issues such as user privacy, pricing, content, copyrights, distribution, antitrust and characteristics and quality of products and services. The growth of the market for online commerce may prompt calls for more stringent consumer protection laws that may impose additional burdens on those companies conducting business online. Federal and state tax authorities in a number of states are currently reviewing the appropriate tax treatment of companies engaged in online commerce, and new state tax regulations may subject us to additional state sales and income taxes.

      Our current policy regarding the collection, transfer, use and sale of personal information from our customers is disclosed on our Web site. It is our current policy not to sell, trade or rent customer email addresses to third parties; however, we do utilize customer email addresses to send advertisements for our own products and third party products to our customers.

      Several states have also proposed legislation that would limit the uses of personal user information gathered online or require online services to establish privacy policies. The Federal Trade Commission has also initiated action against at least one online service regarding the manner in which personal information is collected from users and provided to third parties. Changes to existing laws or the passage of new laws intended to address these issues, including some recently proposed changes, could create uncertainty in the marketplace that could reduce demand for our products or increase the cost of doing business as a result of litigation costs or increased product marketing costs, or could in some other manner have a material adverse effect on our business, results of operations and financial condition.

      In addition, because our products are accessible worldwide and we facilitate sales of goods to users worldwide, other jurisdictions may claim that we are required to qualify to do business as a foreign corporation in a particular state or foreign country. Our failure to qualify as a foreign corporation in a jurisdiction where it is required to do so could subject us to taxes and penalties for the failure to qualify and could result in our inability to enforce contracts in such jurisdictions. Any such new legislation or regulation, or the application of laws or regulations from jurisdictions whose laws do not currently apply to our business, could have a material adverse effect on our business, results of operations and financial condition.

EMPLOYEES

      As of August 31, 1999, we had 46 full time employees, including 19 in Marketing, Sales and Support; 7 in Administration; 18 in Research and Development; and 2 in Shipping and Production. Although talented and qualified employees are difficult to find in the current tight job market, we have experienced relative success in attracting and retaining highly motivated and talented employees.

      We believe that the future success of the Company will depend in part on our continued ability to attract, integrate, retain and motivate highly qualified technical and managerial personnel, and upon the continued service of our senior management and key technical personnel. The competition for qualified personnel in our industry and graphical location is intense, and there can be no assurance that we will be successful in attracting, integrating, retaining and motivating a sufficient number of qualified personnel to conduct our business in the future. From time to time, we also employ independent contractors to support our research and development, marketing, sales and support and administrative organizations. We have never had a work stoppage, and no employees are represented under collective bargaining agreements. We consider our relations with our employees to be good.

SUBSIDIARIES

      We have two subsidiaries, Aladdin Systems, Inc., a California corporation and Transaction Services, Inc. ("TSI"), a California corporation, which was incorporation in 1997 and is a wholly-owned subsidiary of Aladdin Systems. TSI was formed in order to provide technology and services to other software publishers which allows such companies to make trial versions of their software available. Information about Aladdin Systems and its products is set forth in detail above. Currently, TSI transacts only non-material amounts of business.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

      The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and notes thereto appearing elsewhere in this registration statement.

      The matters discussed in this registration statement contain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences are discussed in this section and elsewhere in this registration statement.

                             SELECTED FINANCIAL DATA

      The following table contains certain selected financial data of the Company and is qualified by the more detailed financial statements and the notes thereto provided in this Registration Statement. The financial data as of and for the years ended December 31, 1998 and 1997, have been derived from the Company's financial statements, which statements were audited by Hutchinson & Bloodgood, LLP. The financial data as of September 30, 1999 and for the nine-month periods ended September 30, 1999 and 1998, has been derived from the Company's unaudited financial statements. The financial data shown represents the historical operating results of our subsidiary, Aladdin Systems, Inc. as the accounting acquirer under the rules of reverse acquisition accounting.

Statement of Operations Data


                                         Nine Months Ended                  Fiscal Year Ended
                                            September 30                       December 31,
                                  ------------------------------     ------------------------------
                                        1999            1998              1998             1997
                                  -------------    -------------     -------------    -------------
                                   (unaudited)      (unaudited)
Revenues                          $   6,719,464    $   5,827,388     $   8,002,518    $   7,274,914

Net Income (loss)                 $   1,000,866         ($40,629)    $     580,183         (772,999)

Net Income (loss) per share to
  Shareholders:
      Basic                       $        0.11           ($0.00)    $        0.07           ($0.09)
     Diluted (with options)       $        0.11           ($0.00)    $        0.07           ($0.09)


Balance Sheet Data


                                            September 30                      December 31,
                                  ------------------------------     ------------------------------
                                       1999             1998              1998            1997
                                  -------------    -------------     -------------    -------------
                                   (unaudited)      (unaudited)
Current Assets                    $   1,278,062    $     908,797     $   1,206,306    $     949,449

Total Assets                      $   2,363,454    $   1,979,576     $   2,063,700    $   2,341,848

Current Liabilities               $     777,385    $   2,132,167     $   1,468,712    $   2,457,823

Long Term Debt                    $     330,335    $     219,678     $     340,145    $     215,665

Total Liabilities                 $   1,107,721    $   2,351,845     $   1,808,857    $   2,673,488
Shareholders Equity               $   1,255,734        ($372,269)    $     254,843        ($331,640)

ITEM 2: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

      The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and notes thereto appearing elsewhere in this Registration Statement. The matters discussed in this Registration Statement contain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below in "Factors Affecting Our Business, Operating Results, and Financial Condition" as well as those discussed in this section and elsewhere in this Registration Statement. The following information represents the results of the operations of our subsidiary, Aladdin Systems, Inc. and assumes that Aladdin Systems, Inc. was the "accounting acquirer" of Aladdin Systems Holdings, Inc. under reverse acquisition accounting.

Overview

      Aladdin is a developer and publisher of software products for the Macintosh and Windows software markets. Aladdin's subsidiary, Aladdin Systems, Inc. was formed in January, 1989 to publish software for the Macintosh computer. In May, 1989, Aladdin entered into a publishing agreement to publish the StuffIt file compression software product for the Macintosh computer developed by Raymond Lau. Since 1990, Aladdin Systems has continually refined, expanded and improved the StuffIt software and today publishes several different version of StuffIt for both the Macintosh and Windows markets. The Company also publishes several other software applications including Spring Cleaning, the leading software uninstaller package for the Macintosh, Private File, a file encryption application for both the Macintosh and Windows markets, Aladdin Flashback, a version control application for both the Macintosh and Windows markets which saves older versions of documents as newer ones are created, DragStrip, a quick launch application for both the Macintosh and Windows markets and MacTicker, an automatically updated stock ticker for the Macintosh which accesses data over the Internet without the need for separate browser software. Aladdin sells these products to consumers through relationships with distributors and resellers, as well as, directly from our Web site (www.aladdinsys.com).

      In addition to products for the consumer market, Aladdin also develops and markets products to other software developers, InstallerMaker which simplifies the installation of software products for Macintosh computers and the StuffIt Engine which provides developers with the ability to include compression features in their own products.

Operating Results

      Nine Months Ended September 30, 1999 Compared to Nine Months Ended September 30, 1998.

      Revenues for the nine months ended September 30, 1999 were $6,719,464, an increase of $892,076, or approximately 15.3%, compared to $5,827,388 for the nine months ended September 30, 1998. Approximately 91% of the Company's revenues through September, 1999 were from Consumer products, i.e. our StuffIt products, Spring Cleaning, PrivateFile, Aladdin Flashback, DragStrip and MacTicker software products as compared to 82% of the total revenue being from Consumer products in the prior period. The shift in the revenues towards increased revenues for our Consumer products rather than our Developer products was as a result in an increase in our sales of StuffIt Deluxe, due to the release of an upgraded version of the product, which increased in sales by $1,165,579 or a 45% increase over the prior period and a decrease in the sales of our Developer products by $417,892 or a 41% decrease from the prior period. This decrease in the sales of Developer products was partially offset by the large increase in the sales of StuffIt Deluxe and by a smaller increase in the sales of Spring Cleaning. We expect revenue from the sales of StuffIt Deluxe to continue to increase in the future due to the release of an upgraded version of the software in November, 1999.

      The gross profit for the nine months ended September 30, 1999 was $5,568,866, an increase of $900,405, or approximately 19.3%, compared to the gross profit of $4,668,461 for the nine months ended September 30, 1998. Gross profit increased primarily to due to an increase in sales of products via our Web site (www.aladdinsys.com) since there is little to no cost of good sold for software sold via our Web, which increases the overall gross profit margin.

      Marketing, Sales and Support expenses for the nine months ended September 30, 1999 were $2,410,208, a decrease of $320,722 or 11.7%, compared to
$2,730,930 for the nine months ended September 30, 1998. This decrease reflects a cut in co-op advertising expenses in the amount of $244,000 during 1999.

      Research and Development expenses for the nine months ended September 30, 1999 were $1,278,847, an increase of $118,439 or 10.2%, compared to $1,160,408 for the nine months ended September 30, 1998.

      General and Administrative expenses for the nine months ended September 30, 1999 were $671,693, a decrease of $9,138 or 1.3%, compared to $680,831 for the nine months ended September 30, 1998.

      Profit from operations for the nine months ended September 30, 1999 was $1,208,117, an increase of $1,111,824 or 1,154% compared to income from operations of $96,293 for the nine months ended September 30, 1998. This increase is primarily due to the decrease in both cost of good sold and total expenses and an increase in sales. Assuming that sales of our products continue to grow, we expect that we continue to show profit growth from operations.

      Interest income for the nine months ended September 30, 1999 was $3,996, an increase of $3,857 compared to $139 for the nine months ended September 30, 1998. This increase represents interest associated with increased use of credit line facilities for working capital purposes.

      Allowance for income tax expenses for the nine months ended September 30, 1999 was $179,003 compared to a loss carryforward of $40,000 for the nine months ended September 30, 1998. In the event that the Company remains profitable, and the Company fully utilizes any loss carryforward, income tax expenses are expected to increase.

      Fiscal Year Ended December 31, 1998 Compared to Fiscal Year Ended December 31, 1997.

      Overall revenues for 1998 were $8,002,518 as compared to $7,274,914 for 1997, an increase of approximately 10%. Approximately 84% of the Company's revenues in 1998 were from Consumer products, i.e. our StuffIt products, Spring Cleaning, PrivateFile, Aladdin Flashback, DragStrip and MacTicker software products as compared to 82% of the total revenue being from Consumer products in the prior year. This small shift in revenues towards increased revenues for our Consumer products rather than our Developer products was a result of a large increase in sales of StuffIt Deluxe of $1,218,090 or 43% over the prior year and an increase in our sales of Private File which was partially offset by a 32% drop in the sales our SpringCleaning product.

      Gross profit for fiscal 1998 was $6,597,022, an increase of $763,686 or 13.1% compared to $5,833,336 for fiscal 1997.

      Marketing, Sales and Support expenses for fiscal 1998 were $3,520,106, a decrease of $379,648 or 9.7% compared to $3,899,754 for fiscal 1997. As a percentage of revenue,

Marketing, Sales and Support expenses decreased to 44% in fiscal 1998 from 53.6% in fiscal 1997, primarily as a result of decreasing advertising expenses.

      Research and Development expenses for fiscal 1998 were $1,506,798, an increase of $39,932 or 2.7% compared to $1,466,866 for fiscal 1997. As a percentage of revenue, Research and Development expenses decreased to 18.8% in fiscal 1998 from 20.2% in fiscal 1997.

      General and Administrative expenses for fiscal 1998 were $907,560 a decrease of $251,574 or 21.7% compared to $1,159,134 for fiscal 1997. As a percentage of revenue, General and Administrative expenses decreased to 11.3% in fiscal 1998 from 15.9% in fiscal 1997, primarily as a result of a reduction in the number of employees and a decrease in consulting fees and recruiting expenses.

      Due to the above, income from operations for fiscal 1998 was $662,559, an increase of $1,354,977 compared to a loss from operations of $692,418 for fiscal 1997.

      Net income for fiscal 1998 was $580,183, an increase of $1,353,182 compared to the net loss of $772,999 for fiscal 1997. The increase is due primarily to an increase in sales and a decrease in expenses in 1998.

      For the year ending December 31,1998, the Company had a loss carryforward for income taxes in the amount of $81,769.

Liquidity and Capital Resources

      Net cash provided by operating activities during the nine months ended September 30, 1999 was $759,299. Net cash provided by operating activities during fiscal 1998 was $642,574 an increase of $109,046 compared to net cash used in operating activities of $366,472 in fiscal 1997. The increase is due primarily to an increase in sales.

      Net cash used in investing activities was $190,883 for the nine months ended September 30, 1999, primarily reflecting cash used for the acquisition of software and equipment. Net cash used in investing activities in fiscal 1998 was $26,446 compared with net cash used in fiscal 1997 of $658,077, with both years reflecting cash used for the acquisition of software and equipment.

      Net cash used by financing activities was $323,734 for the nine months ended September 30, 1999. Net cash used in financing activities for fiscal 1998 was $607,353.

      Our capital requirements are dependent on several factors, including market acceptance of our software and services, timely updating of the Company's existing software product, developing new software products or acquiring the rights to existing software products from third parties, the resources devoted to marketing and selling the Company's services and brand promotions and other factors. At October 31, 1999, the Company had cash and cash equivalents totaling $1,073,697, resulting principally from the sale of common stock in a private placement during October, 1999 which is described herein under Part 2, Item 4, Recent Sales of Unregistered Securities, and working capital of $1,375,571.

      During 1997, certain Stockholders, the Company's former President a key employee, and a relative of a stockholder lent the Company a total of $225,062, in the form of demand notes with interest payable monthly at rates from 7% to 12%. These notes contain a conversion feature where they can be converted into common stock in part or whole at any time for $1.74 per share. The notes are payable upon thirty (30) days notice by the holder. The notes are subordinated to all other financing by the Company. During 1998, the Company paid $11,000 against these notes resulting in a balance remaining of $214,062 as of December 31, 1998. The Company estimates that it will pay $69,000 of this balance during 1999. These repayments will be made from working capital. In the event that our working capital is insufficient to pay the balance of the notes, we may seek additional financing or attempt to renegotiate the terms of the notes with the holders. There can be no assurance that either additional financing will be available or that the holders will agree to renegotiated terms acceptable to us.

      We believe that our current cash and cash equivalents will be sufficient to meet our anticipated cash needs for working capital and capital expenditures through 2000. If cash generated from operations is insufficient to satisfy our liquidity requirements, we may seek to sell additional equity or debt securities or to obtain a credit facility. The sale of additional equity or convertible debt securities could result in additional dilution to our stockholders. The incurrence of indebtedness would result in an increase in our fixed obligations and could result in operating covenants that would restrict its operations. There can be no assurance that financing will be available in amounts or on terms acceptable to us, if at all. If financing is not available when required or is not available on acceptable terms, we may be unable to develop or enhance our products or services. In addition, we may be unable to take advantage of business opportunities or respond to competitive pressures. Any of these events could have a material and adverse effect on our business, results of operations and financial condition.

Impact of the Year 2000

      Many currently installed computer systems and software products are coded to accept or recognize only two digit entries in the date code field. These systems may recognize a date using "00" as the year 1900 rather than the year 2000. As a result, computer systems and/or software used by many companies and governmental agencies may need to be upgraded to comply with Year 2000 requirements or risk system failure or miscalculations causing disruptions of normal business activities.

      State of Readiness. The two third-party vendors upon which we materially rely are Hurricane Electric Internet Services, Inc., which hosts our Web site on their equipment and provides our connection to the Internet and DigitalRiver, Inc., which hosts the downloading of software from our Web site. We have sought confirmation from both Hurricane Electric Internet Services, Inc. and DigitalRiver, Inc., that their systems are Year 2000 compliant and both Hurricane Electric Internet Services, Inc. and DigitalRiver, Inc. have confirmed that their systems are Year 2000 compliant. We have conducted an internal assessment of all material information technology and non-information technology systems at our headquarters. We have determined that all such systems are Year 2000 complaint and in some cases, have upgraded software in order to assure Year 2000 compliance. As of the date hereof, we believe that all material information technology and non-information technology systems at our headquarters are Year 2000. The cost of upgrading software packages has been not significant.

      Our Products. We have conducted an internal assessment on all our products, and have determined that our products are all Year 2000 compliant. With regard to Year 2000 compliance, our products fall into one of two categories, that is, products which are "not sensitive" to Year 2000 compliance issues since they do not use, process or store any date information and those products which do utilize date information. Our products which are "sensitive" to date information do not rely upon a two-digit field to represent the year and thus, will not have problems processing dates after January 1, 1999. We have tested all such products and determined that all versions of our products which have been released for sale since January 1, 1998 are Year 2000 compliant. The following table shows which of our products are "not sensitive" to date information and which products are "sensitive" and have been tested for Year 2000 compliance.

      DropStuff for Mac             not sensitive
      DropStuff for Windows         not sensitive
      StuffIt Expander              not sensitive
      Expander/Windows              not sensitive
      Private File Mac/Windows      not sensitive
      InstallerMaker                Year 2000 compliant
      Spring Cleaning               not sensitive
      StuffIt Deluxe                not sensitive
      StuffIt Lite                  not sensitive
      StuffIt Engine                not sensitive
      Aladdin FlashBack             Year 2000 compliant
      ShrinkWrap                    Year 2000 compliant

      Costs. To date, we have not incurred any material costs in identifying or evaluating Year 2000 compliance issues. Most of our expenses have related to, and are expected to continue to relate to, the upgrades or replacements, when necessary, of software or hardware, as well as costs associated with time spent by employees in the evaluation process and Year 2000 compliance matters generally. We believe that the total expenses will not exceed $5,000. These expenses are included in our capital expenditures budget and are not expected to be material to our financial position or results of operations. Any addition, unanticipated expenses, however, if higher than anticipated, could have a material and adverse effect on our business, results of operations and financial condition.

      Risks. There can be no assurance that we will not discover Year 2000 compliance problems in our systems that will require substantial revisions or replacements. In the event that the operational facilities that support our business, or our Web-hosting facilities, are not Year 2000 compliant, we may be unable to deliver goods or services to our customers and portions of our Web site may become unavailable. In addition, there can be no assurance that third-party software, hardware or services incorporated into our material systems will not need to be revised or replaced, which could be time-consuming and expensive. Our inability to fix or replace third-party software, hardware or services on a timely basis could result in lost revenues, increased operating costs and other business interruptions, any of which could have a material and adverse effect on our business, results of operations and financial condition. Moreover, the failure to adequately address Year 2000 compliance issues in our software, hardware or systems could result in claims of mismanagement, misrepresentation or breach of contract and related litigation, which could be costly and time-consuming to defend.

      In addition, there can be no assurance that governmental agencies, utility companies, Internet access companies and others outside our control will be Year 2000-compliant. The failure by these entities to be Year 2000-compliant could result in a systemic failure beyond our control, including, for example, a prolonged Internet, telecommunications or electrical failure, which could also prevent us from delivering our services to our users, decrease the use of the Internet or prevent users from accessing our services, any of which would have a material and adverse effect on our business, results of operations and financial condition.

      Contingency Plan. In the event of a failure by any of our third party vendors to fail to operate effectively after December 31, 1999, users may not be able to access our Web site and may not be able to download copies of our retail and shareware software. Our contingency plans in the event of such a situations calls for timely replacement of any of our material third party vendors who fail to operate effectively after the Year 2000.

      If our present efforts to address the Year 2000 compliance issues discussed above are not successful, or if distributors, suppliers and other third parties with which we conduct business do not successfully address such issues, our users could seek alternate suppliers of our products and services. Any material Year 2000 problem could require us to incur significant unanticipated expenses to remedy and could divert our management's time and attention, either of which could have a material and adverse effect on our business, operating results and financial condition.

      This is a Year 2000 readiness disclosure statement within the meaning of the Year 2000 Information and Readiness Disclosure Act (P.L. 105-271).

Effects of Inflation

      Due to relatively low levels of inflation in 1997 and 1998, inflation has not had a significant effect on our results of operations since inception.

ITEM 3. DESCRIPTION OF PROPERTIES

      Our executive offices, comprising approximately 12,000 square feet, are located at 165 Westridge Drive, Watsonville, California 95076. Our subsidiaries, Aladdin Systems, Inc. and Transactions Services, Inc. are housed in the same location. These facilities are leased pursuant to a lease expiring in the year 2001. The monthly rent is $13,719. Our leased space is currently adequate for our needs.

      We maintain substantially all of our computer systems at our offices . See "Part 1, Item 1. Business--Operations and Systems." Our operations are dependent in part on our ability to protect our computer systems against physical damage from fire, floods, earthquakes, power loss, telecommunications failures, break-ins or other similar events. Furthermore, despite our implementation of network security measures, our servers are also vulnerable to computer viruses, break-ins and similar disruptive problems. The occurrence of any of these events could result in interruptions, delays or cessations in service to our users which could have a material adverse effect on our business, results of operations and financial condition.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

      The following table sets forth, as of October 31, 1999, the ownership of our common stock by (i) each of our directors and executive officers; (ii) all of our executive officers and directors as a group; and (iii) all persons known by us to beneficially own more than 5% of our common stock.

      Unless otherwise indicated in the footnotes to the table, (1) the following individuals have sole voting and sole investment control with respect to the shares they beneficially own and (2) the address of each beneficial owner listed below is c/o 165 Westridge Drive, Watsonville, CA 95076.


NAME AND ADDRESS                 AMOUNT AND NATURE                 PERCENT OF
OF BENEFICIAL OWNER              OF BENEFICIAL OWNERSHIP           CLASS (1)


Jon Kahn                              1,686,098                      18.07%

David Schargel                        1,601,571                      17.17%

Darryl Lovato (3)                     1,633,300                      17.51%

Brad Peppard (4)                         31,605                       0.34%

Benna Lovato                          1,633,300                      17.51%

Paul Goodman                                 --                         --
All directors and executive
officers as a group (6
Persons)                              6,585,874                      70.60%

OTHER 5% STOCKHOLDERS (1):

Marco Gonzalez                          680,680                       7.44%

All directors,
executive officers and 5%
stockholders as a group               7,266,554                      78.94%

      (1) Calculated pursuant to Rule 13d-3(d) of the Exchange Act. Under Rule 13d-3(d), shares not outstanding which are subject to options, warrants, rights or conversion privileges exercisable within 60 days are deemed outstanding for the purpose of calculating the number and percentage owned by such person, but are not deemed outstanding for the purpose of calculating the percentage owned by each other person listed.

      (2) Includes 119,020 shares of Common Stock subject to options that are exercisable within 60 days of the date hereof.

      (3) Includes 124,299 shares of Common Stock subject to options that are exercisable within 60 days of the date hereof.

      (4) Includes 31,606 shares of Common Stock subject to options that are exercisable within 60 days of the date hereof.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

      The following table sets forth the names and positions of our directors and executive officers:

NAME                          AGE         POSITION
--------------------------------------------------------------------------------
Jonathan Kahn                 41          Chairman, Chief Executive Officer,
                                          Treasurer and Director
--------------------------------------------------------------------------------
Darryl Lovato (1)             33          President, Chief Technology Officer
                                          and Director
--------------------------------------------------------------------------------
David Schargel (2)(3)         34          Director
--------------------------------------------------------------------------------
Paul Goodman (2)(3)           40          Director
--------------------------------------------------------------------------------
Brad Peppard (2)(3)           43          Director
--------------------------------------------------------------------------------
Benna Lovato (1)              33          Secretary
--------------------------------------------------------------------------------

(1) Darryl Lovato and Benna Lovato are married
(2) Member of the Compensation Committee
(3) Member of the Audit Committee

      The following sets forth biographical information concerning our directors and executive officers for at least the past five years:

      JONATHAN KAHN is currently Chairman and CEO of Aladdin. Mr. Kahn is one of the original founders of Aladdin Systems and has served as a Director since 1988.

Prior to becoming CEO in 1997, he served as President, and Vice President of Sales. Mr. Kahn has extensive expertise in software industry sales, marketing, business development and licensing arrangements. Mr. Kahn is a graduate of the University of Rhode Island with a B.A. in Economics.

      BRAD PEPPARD has been President of Lime Tree Productions, Inc., a boutique consulting firm providing marketing and research consulting services to high tech companies. Mr. Peppard served as Vice President of Marketing at Aladdin Systems from 1996 through 1998. In 1998, Mr. Peppard became a Director of Aladdin. Prior to joining Aladdin, Mr. Peppard was responsible for worldwide marketing at Quarterdeck Office Systems, during which time the company grew from $20 million to $120 million in revenue. Prior to 1993, he was also Vice President of Marketing at Software Publishing Corporation, a pioneer in both high-tech direct marketing and Internet electronic marketing, Mr. Peppard was President and founder of SoftMail Corporation, one of the leading direct marketing agencies in the country, as well as president of Monogram Software. Mr. Peppard has an MBA from Stanford University and a B.A. from Amherst College.

      DARRYL LOVATO has been President and Chief Technology Officer of Aladdin since 1997. Mr. Lovato is a co-founder of Aladdin Systems and has been responsible for overseeing the Company's technical operations and leading research on new technologies and products. Mr. Lovato has served as a Director since the company's founding in 1988. Prior to holding his current title, Mr. Lovato was Aladdin's Vice President and Chief Technology Officer. Prior to co-founding Aladdin, Mr. Lovato worked at Apple Computer as a Senior Software Engineer. Mr. Lovato has over fifteen-years of software programming and development experience.

      DAVID SCHARGEL is the Chairman and President of Aportis Technologies Corp., a leader in software for carryable and wearable computers (focusing on Palm Pilot and Window CE computers), which he founded in 1997. Mr. Schargel is one of the co-founders of Aladdin and served as its President from 1988 to 1994. Mr. Schargel has served as a Director since 1988. From 1994 through 1997, he performed various executive roles at Aladdin. Prior to co-founding Aladdin, Mr. Schargel was Vice President at Olduvai Corporation, a publisher of software for the Macintosh computer and also had served as Technical Editor at MacUser Magazine. Mr. Schargel has extensive experience in software product management and marketing.

      PAUL GOODMAN since 1987 has been a partner in the New York City law firm of Elias, Goodman Shanks & Zizmor, LLP where he concentrates on representing software and Web companies in a wide range of business and financing transactions. He has represented Aladdin since its inception. In addition to a Juris Doctor degree, Mr. Goodman hold a BA and MA degree in Computer Science, was a former member of the Computer Science faculty of Queens College, is the author of five books on microcomputer programming and is the editor and publisher of WebLegalGuide.com, a legal resource for companies involved in the Web industry.

BOARD OF DIRECTORS

      All directors hold office until the next annual meeting of shareholders following their election or until their successors have been elected and qualified. Executive officers are appointed by and serve at the pleasure of the Board of Directors. We may adopt provisions in our By-laws and/or Articles of Incorporation to divide the board of directors into more than one class and to elect each class for a certain term. These provisions may have the effect of discouraging takeover attempts or delaying or preventing a change of control of Aladdin.

BOARD COMMITTEES

      The Compensation Committee of the Board of Directors determines the salaries and incentive compensation of our officers and provides recommendations for the salaries and incentive compensation of our other employees. The compensation committee also administers our Stock Option Plan. The current members of the Compensation Committee are Messrs. Peppard, Schargel and Goodman. See "Compensation Committee Interlocks and Insider Participation."

      The Audit Committee of the Board of Directors reviews, acts on and reports to the Board of Directors with respect to various auditing and accounting matters, including the selection of our independent auditors, the scope of the annual audits, fees to be paid to the auditors, the performance of our independent auditors and our accounting practices. The current members of the audit committee are Messrs. Kahn, Goodman and Schargel.

      The Finance Committee of the Board of Directors reviews, acts on and reports to the Board of Directors with respect to various financing matters. The current members of the audit committee are Messrs. Kahn, Goodman and Schargel.

      The Board of Directors does not have a nominating committee.

DIRECTORS' COMPENSATION

      Directors who are also employees of Aladdin receive no compensation for serving on the Board of Directors. With respect to directors who are not employees ("Non-Employee Directors"), we intend to reimburse such directors for all travel and other expenses incurred in connection with attending meetings of the Board of Directors and any committees of the Board. Non-Employee Directors are also eligible to receive and have received grants of non-qualified stock options under our Stock Option

Plan, and we intend to establish a Non-Employee Director Stock Option Plan which will provide for initial option grants of a fixed number of shares of our common stock to Non-Employee Directors and successive annual option grants to such Non-Employee Directors covering an additional fixed number of shares to provide us with an effective way to recruit and retain qualified individuals to serve as members of the Board of Directors.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

      We did not have a Compensation Committee or other committee of the Board of Directors performing similar functions during the fiscal years ending December 31, 1997 and 1998. Messrs. Kahn and Lovato are each officers of Aladdin and, as members of the Board of Directors, participated in deliberations of the Board of Directors relating to the compensation of our executive officers. The Board of Directors established a Compensation Committee as of October, 1999. See "Board Committees."

ITEM 6. EXECUTIVE COMPENSATION

COMPENSATION SUMMARY

      The following table sets forth the compensation awarded or paid to, or earned by, our Chief Executive Officer and all our other executive officers who earned in excess of $100,000 in salary and bonus (collectively the "Named Executives") for services rendered to us during the year ended December 31, 1998:

                               SUMMARY COMPENSATION TABLE (1)(2)

                         ANNUAL COMPENSATION           LONG-TERM COMPENSATION
                         -------------------------     -------------------------
                         SALARY ($)      OTHER ($)     NUMBER OF SECURITIES
                                                       UNDERLYING OPTIONS (#)(3)

NAME AND
PRINCIPAL
POSITION

Jonathan Kahn, CEO
1998                      $126,526             0                 89,286
1997                      $111,065      $  6,000 (4)            188,844
1996                      $ 79,717      $106,232 (4)                  0

Darryl Lovato,
President and Chief
Technology Officer
1998                      $126,526             0                 89,286
1997                      $111,065      $ 17,339 (4)            188,844
1996                      $ 75,327      $103,178 (4)                  0

      (1) Information set forth herein includes services rendered by the named executives while employed by Aladdin Systems prior to the reorganization and by Aladdin following the Reorganization.

      (2) The columns for "Bonus", "Other Annual Compensation", "Restricted Stock Awards", "LTP Payouts" and "All other Compensation" have been omitted because there is no compensation required to be reported.

      (3) Represents options granted to such executives during 1998 by Aladdin Systems, Inc. prior to the Reorganization, expressed as converted to options to purchase the shares of Registrant (adjusted to reflect the 1.580827 conversion factor applied upon the Reorganization). Subject to the terms of the Reorganization Agreement, the conversion factor applied to the options is subject to certain adjustments as set forth in Part 1, Item 1 "Description of Business".

      (4) Represents distributions made to such named executives in connection with their ownership of stock in Aladdin Systems, Inc.

      The following table sets forth certain information concerning options granted to the named executives during 1998.

              OPTION GRANTS DURING YEAR ENDED DECEMBER 31, 1998 (1)

                   Number of       % of Total      Exercise       Expiration
                   Securities      Options         Price Per      Date(5)
                   Underlying      Granted to      Share
                   Options         Employee        ($/SH)(4)
                   Granted (2)     In 1998 (3)

NAME

Jonathan
Kahn                 89,286           33.9%          1.21        October, 2007

Darryl
Lovato               89,286           33.9%          1.21        October, 2007

      (1) No SARs were granted to the Named Executives during 1998.

      (2) Each option represents the right to purchase one share of our common stock (adjusted to reflect the 1.580827 conversion factor applied upon the Reorganization). Subject to the terms of the Reorganization Agreement, the conversion factor applied to the options is subject to certain adjustments as set forth in Part 1, Item 1 "Description of Business.

      (3) In 1998, we granted officers, employees and consultants options to purchase an aggregate of 263,602 shares of our common stock (adjusted to reflect the 1.580827 conversion factor applied upon the Reorganization). Subject to the terms of the Reorganization Agreement, the conversion factor applied to the options is subject to certain adjustments as set forth in Part 1, Item 1 "Description of Business.

      (4) The fair market value of our common stock on the date of grant for each of the listed options, as determined by our board of directors, was $1.10 per share (adjusted to reflect the 1.580827 conversion factor applied upon the Reorganization). Subject to the terms of the Reorganization Agreement, the conversion factor applied to the options is subject to certain adjustments as set forth in Part 1, Item 1 "Description of Business".

      (5) Options may terminate before their expiration dates if the optionee's status as an employee or consultant is terminated or upon the optionee's death or disability.

                   OPTION EXERCISES AND YEAR-END OPTION VALUES

      The following table sets forth certain information with respect to the named executives concerning exercisable and unexercisable stock options held by them as of December 31, 1998. None of these executive officers exercised options to purchase common stock in 1998.

        AGGREGATE OPTION EXERCISES IN 1998 AND YEAR END OPTION VALUES (1)

Name                    Number of Unexercised      Value of Unexercised In-the-
                        Options at Year End(#)     Money Options at Year End (2)
                    ----------------------------   ----------------------------
                    Exercisable    Unexercisable   Exercisable    Unexercisable
                    -----------    -------------   -----------    -------------
Jonathan Kahn         136,509         141,716        $150,159      $155,887

Darryl Lovato         131,766         141,716        $144,942      $155,887

      (1) No SARs were owned or exercised by any of the Named Executives during 1998.

      (2) Based on a per share fair market value of our common stock equal to $1.10 per share, the fair market value as determined by our Board of Directors at December 31, 1998 (adjusted to reflect the 1.580827 conversion factor applied upon the Reorganization). Subject to the terms of the Reorganization Agreement, the conversion factor applied to the options is subject to certain adjustments as set forth in Part 1, Item 1 "Description of Business".

EMPLOYMENT AGREEMENTS AND TERMINATION OF EMPLOYMENT AND CHANGE OF CONTROL ARRANGEMENTS

      On October 25, 1999 we entered into an employment agreement with Jonathan Kahn (the "Kahn Employment Agreement"). Under the Kahn Employment Agreement, Jonathan Kahn is to serve as our Chief Executive Officer and perform such duties as may be reasonably assigned to him by the Board of Directors. The Kahn Employment Agreement provides for an annual base salary of $150,000.00. The Kahn Employment Agreement also provides that Jonathan Kahn is to receive options to purchase shares of our Common stock in an amount as to be determined, from time to time, by the Board of Directors of the Company, and that he is eligible to receive vacation in accordance with the Company's policies. He is also eligible to participate in the health, life insurance, medical, retirement and other benefit programs which we may offer from time to time.

      The term of the Kahn Employment Agreement lasts until September 30, 2002 unless terminated pursuant to the terms thereof. We may terminate the Kahn Employment Agreement only for cause. The term "cause" is defined in the Kahn Employment Agreement as: (i) the willful neglect of duties reasonably assigned by the Board of Directors; (ii) material breach of the agreement; or (iii) willful gross misconduct. If Jonathan Kahn is terminated without cause or in the event of a change of control of the Company, defined as a change in control of at least 40% of the voting equal to: (i) the base salary; (ii) bonus compensation; (iii) vested options to purchase Common stock; (iv) health insurance; and (v) any unused vacation time. The change of control provision in the employment agreement was not triggered by the recent Reorganization with Foreplay Golf Travel & Tours, Inc. If Jonathan Kahn resigns from his position for good cause, including a substantial reduction in his position, duties or a material breach of the agreement by us, he is to be deemed terminated without cause and is eligible to receive severance.

      On October 25, 1999 we entered into an employment agreement with Darryl Lovato (the "Lovato Employment Agreement"). Under the Lovato Employment Agreement, Darryl Lovato is to serve as our President and Chief Technology Officer and perform such duties as may be reasonably assigned to him by the Board of Directors. The Lovato Employment Agreement provides for an annual base salary of $150,000.00. The Lovato Employment Agreement also provides that Darryl Lovato is to receive options to purchase shares of our Common stock, in an amount as to be determined, from time to time, by the Board of Directors of the Company, and that he is eligible to receive vacation in accordance with the Company's policies. He is also eligible to participate in the health, life insurance, medical, retirement and other benefit programs which we may offer from time to time.

      The term of the Lovato Employment Agreement lasts until September 30, 2002 unless terminated pursuant to the terms thereof. We may terminate the Lovato Employment Agreement only for cause. The term "cause" is defined in the Lovato Employment Agreement as: (i) the willful neglect of duties reasonably assigned by the Board of Directors; (ii) material breach of the agreement; or (iii) willful gross misconduct. If Darryl Lovato is terminated without cause or in the event of a change of control of the Company, defined as a change in control of at least 40% of the voting shares of the Company, he is to receive severance pay through September 30, 2002 equal to: (i) the base salary; (ii) bonus compensation; (iii) vested options to purchase Common stock; (iv) health insurance; and (v) any unused vacation time. The change of control provision in the employment agreement was not triggered by the recent Reorganization with Foreplay Golf Travel & Tours, Inc. If Darryl Lovato resigns from his position for good cause, including a substantial reduction in his position, duties or a material breach of the agreement by us, he is to be deemed terminated without cause and is eligible to receive severance.

EMPLOYEE BENEFIT PLANS

Stock Option Plan

      Our Stock Option Plan (the "Plan") was adopted by the Board of Directors, and ratified and approved by our stockholders, as of the closing of the Reorganization. The following description of our Stock Option Plan is a summary and qualified in its entirety by the text of the plan, which is filed as an exhibit to this Registration Statement.

      The purpose of the Plan is to enhance our profitability and stockholder value by enabling us to offer stock based incentives to employees, directors and consultants. The Plan authorizes the grant of options to purchase shares of common stock to employees, directors and consultants of Aladdin and its affiliates. Under the Plan, we may grant incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986 and non-qualified stock options. Incentive stock options may only be granted our employees.

      The number of shares available for options under the Plan is 3,000,000. The Plan is administered by the Compensation Committee of the board. Subject to the provisions of the Plan, the Compensation Committee has authority to determine the employees, directors and consultants of Aladdin who are to be awarded options and the terms of such awards, including the number of shares subject to such option, the fair market value of the common stock subject to options, the exercise price per share and other terms.

      Incentive stock options must have an exercise price equal to at least 100% (110% if the grant is to a stockholder holding more than 10% of our voting stock) of the fair market value of a share on the date of the award and generally cannot have a duration of more than 10 years (five years if the grant is to a stockholder holding more than 5% of our voting stock). Terms and conditions of awards are set forth in written agreements between Aladdin and the respective option holders. Awards under the Plan may not be made after the tenth anniversary of the date of its adoption but awards granted before that date may extend beyond that date.

      If the employment with Aladdin of the holder of an incentive stock option is terminated for any reason other than as a result of the holder's death or disability or for "cause" as defined in the Plan, the holder may exercise the option, to the extent exercisable on the date of termination of employment, until the earlier of the option's specified expiration date and 30 days after the date of termination. If an option holder dies or becomes disabled, both incentive and non-qualified stock options may generally be exercised, to the extent exercisable on the date of death or disability, by the option holder or the option holder's survivors until the earlier of the option's specified termination date and one year after the date of death or disability.

      As of October 31, 1999, 12,086 shares had been issued as the result of the exercise of options previously granted under the Plan, 1,669,239 shares were subject to outstanding options and 1,330,761 shares were available for future grants. The exercise prices of the outstanding options ranged from $1.10 to approximately $1.90. The options under the Plan vest over varying lengths of time pursuant to various option agreements that we have entered into with the grantees of such options.

      We have not registered the Plan, or the shares subject to issuance thereunder, pursuant to the Securities Act. Absent registration, such shares, when issued upon exercise of options, would be "restricted securities" as that term is defined in Rule 144 under the Securities Act.

      Optionees have no rights as stockholders with respect to shares subject to options prior to the issuance of shares pursuant to the exercise thereof. Options issued to employees under the Plan shall expire no later than ten years after the date of grant. An option becomes exercisable at such time and for such amounts as determined at the discretion of the Board of Directors or the Compensation Committee at the time of the grant of the option. An optionee may exercise a part of the option from the date that part first becomes exercisable until the option expires. The purchase price for shares to be issued to an employee upon his exercise of an option is determined by the Board of Directors or the Compensation Committee on the date the option is granted. The purchase price is payable in full in cash, by promissory note, by net exercise or by delivery of shares of our Common stock when the option is exercised.

      The Plan provides for adjustment as to the number and kinds of shares covered by the outstanding options and the option price therefor to give effect to any stock dividend, stock split, stock combination or other reorganization of or by Aladdin.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      STOCK OPTION PLAN. In 1997, Jonathan Kahn and Darryl Lovato received options to purchase up to 119,500 and 119,938 shares of Common Stock, respectively, with exercise prices of $1.87 to $1.91 per share and $1.74 to $1.91 per share, respectively. These options vest in 48 monthly installments.

      In 1998, Jonathan Kahn and Darryl Lovato each received options to purchase up to 56,500 shares of Common Stock, respectively, with exercise prices of $1.91 per share. These options vest in 48 monthly installments.

      In 1999, Brad Peppard received options to purchase up to 20,000 shares of Common Stock, with exercise prices of $2.50 per share. These options vest in 48 monthly installments.

      The foregoing number of shares for which options have been granted prior to the Reorganization represents shares of Aladdin Systems Common Stock and are not shown as adjusted to reflect the 1.580287 for 1 conversion ratio applied to shares of Aladdin Systems Common Stock at the time of the reorganization

      REORGANIZATION. In October, 1999, Aladdin Systems, Inc. entered into the Reorganization with a non-operating public company, Foreplay Golf & Travel Tours, Inc., a Nevada corporation incorporated on March 26, 1997 ("FGT"). Under the Reorganization Agreement, the Aladdin Systems stockholders received 1.580287 shares of FGT Common Stock in exchange for each of their shares of Aladdin Systems, Inc. Common Stock . Additionally, the holders of options to purchase shares of Common stock of Aladdin Systems, Inc. terminated their options and received options to purchase shares of Common Stock of FGT. As a result of the Reorganization, Aladdin Systems, Inc. became a wholly-owned subsidiary of FGT. FGT adopted the Aladdin Systems, Inc. Stock Option Plan. An aggregate of 7,441,628 shares of Common Stock and options to purchase an aggregate of 1,669,239 shares of Common Stock were issued to the former Aladdin Systems, Inc. stockholders and option holders, respectively, in the Reorganization and the Aladdin Systems, Inc. stockholders owned approximately 81.4% of FGT immediately after the Reorganization. As part of the Reorganization, all of the executive officers and directors of FGT resigned and the executive officers and directors of Aladdin Systems became the executive officers and directors of FGT which changed its name to Aladdin Systems Holdings, Inc.

      BAYTREE CAPITAL ASSOCIATES, LLC. In July, 1999 Aladdin Systems, Inc. entered into an agreement with Baytree Capital Associates, LLC which we assumed after the Reorganization. Under the agreement, Baytree provided financial consulting and assistance to Aladdin Systems, Inc. which included the identification of a merger candidate and the assistance with the Reorganization. For their services, Baytree received 50,000 shares of our Common Stock and was paid $20,000 plus $10,000 in non-accountable expense reimbursement. In addition, Baytree has been granted an 18 month right of first refusal with respect to any subsequent financings.

ITEM 8. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

      The descriptions in this Item and in other sections of this Registration Statement of our securities and various provisions of our Articles of Incorporation and our Bylaws are summaries. Since this is a summary, statements contained in this Registration

Statement relating to such provisions may not contain all information relevant to investors. Reference is hereby made to the Articles of Incorporation and Bylaws, copies of which have been filed with the SEC as exhibits to this Registration Statement, and provisions of applicable law.

      Our authorized capital stock consists of 50,000,000 shares of common stock, par value $.001 per share, and 1,000,000 shares of Preferred Stock, par value $.001. As of October 31, 1999, 9,141,628 shares of our common stock were issued and outstanding and 3,000,000 shares of common stock were reserved for issuance upon exercise of options issuable under our stock option plan. Only our common stock is being registered under the Exchange Act pursuant to this Registration Statement. As of August 30, 1999, no shares of our Preferred Stock were issued and outstanding.

Description of Common Stock

      The holders of our common stock are entitled to equal dividends and distributions per share with respect to the common stock when, as and if declared by the Board of Directors from funds legally available therefor. No holder of any shares of our common stock has a preemptive right to subscribe for any of our securities, nor are any common shares subject to redemption or convertible into other of our securities. Upon liquidation, dissolution or winding up of Aladdin, and after payment of creditors and preferred stockholders, if any, the assets will be divided pro-rata on a share-for-share basis among the holders of the shares of common stock. All shares of common stock now outstanding are fully paid, validly issued and non-assessable.

      Each share of common stock is entitled to one vote with respect to the election of any director or any other matter upon which shareholders are required or permitted to vote. Holders of the common stock do not have cumulative voting rights, so the holders of more than 50% of the combined shares voting for the election of directors may elect all of the directors if they choose to do so, and, in that event, the holders of the remaining shares will not be able to elect any members to the Board of Directors.

Anti-Takeover Effects of Various Provisions of Nevada Law and Our Articles of Incorporation and Bylaws

      We are incorporated under the laws of the State of Nevada and are therefore subject to various provisions of the Nevada corporation laws which may have the effect of delaying or deterring a change in the control or management of Aladdin.

      Nevada's "Combination with Interested Stockholders Statute," Nevada Revised Statutes 78.411-78.444, which applies to Nevada corporations like us having at least 200 stockholders, prohibits an "interested stockholder" from entering into a "combination" with the corporation, unless certain conditions are met. A "combination" includes (a) any merger with an "interested stockholder," or any other corporation which is or after the merger would be, an affiliate or associate of the interested stockholder, (b) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets, in one transaction or a series of transactions, to an "interested stockholder," having
(i) an aggregate market value equal to 5% or more of the aggregate market value of the corporation's assets, (ii) an aggregate market value equal to 5% or more of the aggregate market value of all outstanding shares of the corporation, or
(iii) representing 10% or more of the earning power or net income of the corporation, (c) any issuance or transfer of shares of the corporation or its subsidiaries, to the "interested stockholder," having an aggregate market value equal to 5% or more of the aggregate market value of all the outstanding shares of the corporation, (d) the adoption of any plan or proposal for the liquidation or dissolution of the corporation proposed by the "interested stockholder," (e) certain transactions which would have the effect of increasing the proportionate share of outstanding shares of the corporation owned by the "interested stockholder," or (f) the receipt of benefits, except proportionately as a stockholder, of any loans, advances or other financial benefits by an "interested stockholder." An "interested stockholder" is a person who (i) directly or indirectly owns 10% or more of the voting power of the outstanding voting shares of the corporation or (ii) an affiliate or associate of the corporation which at any time within three years before the date in question was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding shares of the corporation.

      A corporation to which the statute applies may not engage in a "combination" within three years after the interested stockholder acquired its shares, unless the combination or the interested stockholder's acquisition of shares was approved by the Board of Directors before the interested stockholder acquired the shares. If this approval was not obtained, then after the three-year period expires, the combination may be consummated if all the requirements in the Articles of Incorporation are met and either (a)(i) the Board of Directors of the corporation approves, prior to such person becoming an "interested stockholder," the combination or the purchase of shares by the "interested stockholder" or (ii) the combination is approved by the affirmative vote of holders of a majority of voting power not beneficially owned by the "interested stockholder" at a meeting called no earlier than three years after the date the "interested stockholder" became such or (b) the aggregate amount of cash and the market value of consideration other than cash to be received by holders of common shares and holders of any other class or series of shares meets the minimum requirements set forth in Sections 78.411 through 78.443, inclusive, and prior to the consummation of the combination, except in limited circumstances, the "interested stockholder" will not have become the beneficial owner of additional voting shares of the corporation.

      Nevada's "Control Share Acquisition Statute," Nevada Revised Statute
(S)78.378-78.379, prohibits an acquirer, under certain circumstances, from voting shares of a target corporation's stock after crossing certain threshold ownership percentages, unless the acquirer obtains the approval of the target corporation's stockholders. The Control Share Acquisition Statute only applies to Nevada corporations with at least 200 stockholders, including at least 100 record stockholders who are Nevada residents, and which do business directly or indirectly in Nevada. While we do not currently exceed these thresholds, we may well do so in the near future. In addition, although we do not presently "do business" in Nevada within the meaning of the Control Share Acquisition Statute, we may do so in the future. Therefore, it is likely that the Control Share Acquisition Statute will apply to us in the future. The statute specifies three thresholds: at least one-fifth but less than one-third, at least one-third but less than a majority, and a majority or more, of all the outstanding voting power. Once an acquirer crosses one of the above thresholds, shares which it acquired in the transaction taking it over the threshold or within ninety days become "Control Shares" which are deprived of the right to vote until a majority of the disinterested stockholders restore that right. A special stockholders' meeting may be called at the request of the acquirer to consider the voting rights of the acquiror's shares no more than 50 days (unless the acquirer agrees to a later date) after the delivery by the acquirer to the corporation of an information statement which sets forth the range of voting power that the acquirer has acquired or proposes to acquire and certain other information concerning the acquirer and the proposed control share acquisition. If no such request for a stockholders' meeting is made, consideration of the voting rights of the acquiror's shares must be taken at the next special or annual stockholders' meeting. If the stockholders fail to restore voting rights to the acquirer or if the acquirer fails to timely deliver an information statement to the corporation, then the corporation may, if so provided in its articles of incorporation or bylaws, call certain of the acquiror's shares for redemption. Our Articles of Incorporation and Bylaws do not currently permit us to call an acquiror's shares for redemption under these circumstances. The Control Share Acquisition Statute also provides that the stockholders who do not vote in favor of restoring voting rights to the Control Shares may demand payment for the "fair value" of their shares (which is generally equal to the highest price paid in the transaction subjecting the stockholder to the statute).

      Certain provisions of our Bylaws which are summarized below may affect potential changes in control of Aladdin. The Board of Directors believes that these provisions are in the best interests of stockholders because they will encourage a potential acquirer to negotiate with the Board of Directors, which will be able to consider the interests of all stockholders in a change in control situation. However, the cumulative effect of these terms maybe to make it more difficult to acquire and exercise control of Aladdin and to make changes in management more difficult.

      The Bylaws provide the number of directors of Aladdin shall be established by the Board of Directors, but shall be no less than one. Between stockholder meetings, the Board may appoint new directors to fill vacancies or newly created directorships. A director may be removed from office by the affirmative vote of 66-2/3% of the combined voting power of the then outstanding shares of stock entitled to vote generally in the election of directors.

      The Bylaws further provide that stockholder action may be taken at a meeting of stockholders and may be effected by a consent in writing if such consent is signed all of the holders of common stock.

      We are not aware of any proposed takeover attempt or any proposed attempt to acquire a large block of our common stock.

      The provisions described above may have the effect of delaying or deterring a change in the control or management of Aladdin.

Application of California GCL

      Although we are incorporated in Nevada, our headquarters is in the State of California. Section 2115 of the California GCL ("Section 2115") provides that certain provisions of the California GCL shall be applicable to a corporation organized under the laws of another state to the exclusion of the law of the state in which it is incorporated, if the corporation meets certain tests regarding the business done in California and the number of its California stockholders.

      An entity such as us can be subject to Section 2115 if the average of the property factor, payroll factor and sales factor deemed to be in California during its latest full income year is more than 50 percent and more than one-half of its outstanding voting securities are held of record by persons having addresses in California. Section 2115 does not apply to corporations with outstanding securities listed on the New York or American Stock Exchange, or with outstanding securities designated as qualified for trading as a national market security on NASDAQ, if such corporation has at least 800 beneficial holders of its equity securities. Since the average of our property factor, payroll factor and sales factor deemed to be in California during our latest fiscal year was almost 100%, and over 75% of our outstanding voting securities are held of record by persons having addresses in California, and our securities do not currently qualify as a national market security on NASDAQ, we are subject to
Section 2115.

      During the period that we are subject to Section 2115, the provisions of the California GCL regarding the following matters are made applicable to the exclusion of the law of the State of Nevada: (i) general provisions and definitions; (ii) annual election of directors; (iii) removal of directors without cause; (iv) removal of directors by court proceedings; (v) filling of director vacancies where less than a majority in office were elected by the stockholders; (vi) directors' standard of care; (vii) liability of directors for unlawful distributions; (viii) indemnification of directors, officers and others; (ix) limitations on corporate distributions of cash or property; (x) liability of a stockholder who receives an unlawful distribution; (xi) requirements for annual stockholders meetings; (xii) stockholders' right to cumulate votes at any election of directors; (xiii) supermajority vote requirements; (xiv) limitations on sales of assets; (xv) limitations on mergers;
(xvi) reorganizations; (xvii) dissenters' rights in connection with reorganizations; (xviii) required records and papers; (xix) actions by the California Attorney General; and (xx) rights of inspection.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

      No shares of our common stock have previously been registered with the SEC. Our common stock has been trading on the National Association of Security Dealers Over-The-Counter Market Bulletin Board ("OTCBB") since June 10, 1998 first under the symbol "FLGA" and after October 25, 1999 had traded under the symbol "ALHIE". There has never been an active trading market for the securities of this Company.

      As of September 30, 1999 there were approximately 50 holders of record of our common stock, which figure does not take into account those stockholders whose certificates are held in the name of broker-dealers or other nominees.

Dividend Policy

      We do not anticipate that we will pay cash dividends or make distributions in the foreseeable future. We currently intend to retain and invest future earnings to finance our operations.

Transfer Agent

      Our transfer agent for our common stock is Pacific Stock Transfer, 5844 South Pecos Road, Suite D, Las Vegas, Nevada 89120.

ITEM 2. LEGAL PROCEEDINGS

      There is presently one pending legal proceedings to which we are a party. In James E. Grimes Company, Inc. v. Aladdin Systems, Inc., Superior Court of the State of California, Sacramento County, Case No, 99AS02616, James E. Grimes Company, Inc. ("Grimes") has alleged that Aladdin is indebted to Grimes in the amount of $122,047.14 for goods and services allegedly provided to Aladdin by Grimes. We have answered the Complaint and we believe that Grimes's claims are without merit and intend to defend our position vigorously. Notwithstanding the foregoing, Aladdin has agreed to settle such litigation for the amount of $75,000.00 rather then incur the potential costs of defending this litigation. Subsequent to the commencement of this action by Grimes in May, 1999, Grimes filed for bankruptcy and the settlement of the action is subject to the approval of the bankruptcy court. As a condition of the settlement, Aladdin shall receive a full release of all potential claims that Grimes may have against Aladdin.

      To the best of our knowledge, there are presently no other legal proceedings to which we or any of our subsidiaries is a party or to which any of our property is subject and, to the best of its knowledge, no such actions against us are contemplated or threatened.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

      None.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

      Set forth in chronological order is information regarding shares of common stock issued and options and warrants and other convertible securities granted by us during the past three years. Also included is the consideration, if any, received by us for such shares and options and information relating to the section of the Securities Act, or rule of the SEC under which exemption from registration was claimed.

      Transactions described in Items (1) through (5) below refer to the securities of Aladdin Systems, Inc., a Delaware corporation which was the predecessor entity of the filer of this Registration Statement, and transactions described in Items (6) through (9) below refer to the securities of Aladdin Systems Holdings, Inc., a Nevada corporation which is the filer of this Registration Statement.

      Unless otherwise indicated, information in this Item 10 regarding shares of our Common Stock reflect the 1.580287 for 1 conversion ratio applied to shares of Aladdin Systems, Inc. Common Stock at the time of the reorganization. The conversion ratio is subject to certain adjustments as set forth in Part 1,
Item 1 "Description of Business".

      (1) In 1997, we issued options to purchase up to 1,400,595 shares of Common Stock 20 employees and 5 directors of the Company with an exercise price of $1.70 to $1.74 per share pursuant to the Company's Stock Option Plan. These issuances were made in reliance on Section 4(2) of the Securities Act and/or Rule 701 promulgated under the Securities Act and were made without general solicitation or advertising. The purchasers were sophisticated investors with access to all relevant information necessary to evaluate these investments, and who represented to the Company that the shares were being acquired for investment.

      (2) In 1998, we issued options to purchase up to 245,900 shares of Common Stock to 24 employees of the Company with an exercise price of $1.74 to $1.91 per share pursuant to the Company's Stock Option Plan. These issuances were made in reliance on Section 4(2) of the Securities Act and/or Rule 701 promulgated under the Securities Act and were made without general solicitation or advertising. The purchasers were sophisticated investors with access to all relevant information necessary to evaluate these investments, and who represented to the Company that the shares were being acquired for investment.

      (3) In from January 1, 1999 through October 24, 1999, we issued options to purchase up to 168,850 shares of Common Stock to 15 employees and 1 consultant of the Company with an exercise price of $2.50 to $3.00 per share pursuant to the Company's Stock Option Plan. These issuances were made in reliance on
Section 4(2) of the Securities Act and/or Rule 701 promulgated under the Securities Act and were made without general solicitation or advertising. The purchasers were sophisticated investors with access to all relevant information necessary to evaluate these investments, and who represented to the Company that the shares were being acquired for investment.

      (4) In 1998, we issued to Jonathan Kahn 3,204 shares of Common Stock in exchange for converting an outstanding promissory note from the Company to Jonathan Kahn in the amount of $6,327. The issuances were made in reliance on
Section 4(2) of the Securities Act of 1933 and/or Regulation D promulgated under the Securities Act of 1933 and were made without general solicitation or advertising. The purchaser was a sophisticated investors with access to all relevant information necessary to evaluate these investments, and who represented to the Company that the shares were being acquired for investment.

      (5) In September, 1999, we issued the aggregate amount of 5,313 shares of Common Stock upon the exercise of options to purchase Common Stock which were granted to employees, directors and consultants of the Company between 1997 and 1998. The issuances were made in reliance on Section 4(2) of the Securities Act of 1933 and/or Regulation D promulgated under the Securities Act of 1933 and were made without general solicitation or advertising. The purchasers were sophisticated investors with access to all relevant information necessary to evaluate these investments, and who represented to the Company that the shares were being acquired for investment.

      (6) In October 1999, under the terms of the Reorganization, the Company issued the aggregate amount of 7,441,628 shares of Common Stock to the shareholders of Aladdin Systems Holdings in exchange for their shares of Common Stock of Aladdin Systems, Inc. The number of shares of the Company issued to the Aladdin Systems shareholders is subject to adjustment after closing, pursuant to the terms of the Reorganization Agreement, to adjust for options issued to employees of Aladdin Systems which had expired prior to the closing. The issuances were made in reliance on Section 4(2) of the Securities Act and were made without general solicitation or advertising. The purchasers were sophisticated investors with access to all relevant information necessary to evaluate these investments, and who represented to the Company that the shares were being acquired for investment.

      (7) In October 1999, under the terms of the Reorganization, the holders of options to purchase Common Stock of Aladdin Systems, Inc., exchanged their options for options to purchase the aggregate amount of 1,669,239 shares of Common Stock of the Company. These issuances were made in reliance on Section 4(2) of the Securities Act and/or Rule 701 promulgated under the Securities Act and were made without general solicitation or advertising. The purchasers were sophisticated investors with access to all relevant information necessary to evaluate these investments, and who represented to the Company that the shares were being acquired for investment.

      (8) In October 1999, pursuant to the terms of the Reorganization Agreement with Foreplay Golf Travel & Tours, Inc., the Company conducted a private offering of its Common stock. Pursuant to that offering, a total of 1,000,000 shares of Common stock were sold for total cash consideration of $1,000,000. The issuances were made in reliance on Section 4(2) of the Securities Act and/or Regulation D promulgated under the Securities Act and were made without general solicitation or advertising. The purchasers were sophisticated investors with access to all relevant information necessary to evaluate these investments, and who represented to the Company that the shares were being acquired for investment.

      (9) In October 1999, the Company issued 50,000 shares of Common stock to Baytree Capital Associates pursuant to the terms of a Letter Agreement with Baytree Capital Associates for financial business consulting services. The issuance was made in reliance on Section 4(2) of the Securities Act and/or Regulation D promulgated under the Securities Act and was made without general solicitation or advertising. The purchaser was a sophisticated investor with access to all relevant information necessary to evaluate the investment, and who represented to the Company that the shares were being acquired for investment.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

      The General Corporation Law of Nevada limits the liability of officers and directors for breach of fiduciary duty except in certain specified circumstances, and also empowers corporations organized under Nevada Law to indemnify officers, directors, employees and others from liability in certain circumstances such as where the person successfully defended himself on the merits or acted in good faith in a manner reasonably believed to be in the best interests of the corporation.

      Our Articles of Incorporation, with certain exceptions, eliminate any personal liability of a directors or officers to us or our stockholders for monetary damages for the breach of such person's fiduciary duty, and, therefore, an officer or director cannot be held liable for damages to us or our stockholders for gross negligence or lack of due care in carrying out his (or her) fiduciary duties as a director or officer except in certain specified instances. We may also adopt by-laws which provide for indemnification to the full extent permitted under law which includes all liability, damages and costs or expenses arising from or in connection with service for, employment by, or other affiliation with us to the maximum extent and under all circumstances permitted by law.

      There is no pending litigation or proceeding involving one of our directors, officers, employees or other agents as to which indemnification is being sought, and we are not aware of any pending or threatened litigation that may result in claims for indemnification by any director, officer, employee or other agent.

      We have purchased directors and officers liability insurance to defend and indemnify directors and officers who are subject to claims made against them for their actions and omissions as directors and officers of Aladdin. The insurance policy provides standard directors and officers liability insurance in the amount of $1,000,000.

      We intend to enter into indemnification agreements with our directors and officers. These agreements will provide, in general, that we shall indemnify and hold harmless such directors and officers to the fullest extent permitted by law against any judgments, fines, amounts paid in settlement, and expenses (including attorneys' fees and disbursements) incurred in connection with, or in any way arising out of, any claim, action or proceeding (whether civil or criminal) against, or affecting, such directors and officers resulting from, relating to or in any way arising out of, the service of such persons as our directors and officers.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons pursuant to the foregoing provisions or otherwise, we have has been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

                                   SIGNATURES

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


ALADDIN SYSTEMS HOLDINGS, INC.


                                              (Registrant)



Date: April 21, 2000                 By:  /s/ Jonathan Kahn
                                              ----------------------------------
                                              Jonathan Kahn, Chief Executive
                                              Officer and Treasurer

                                    PART F/S

FINANCIAL STATEMENTS

            Reference is made to the Financial Statements together with the notes thereto and the report thereon from David Coffey, C.P.A. and Hutchinson & Bloodgood, LLP appearing on pages F-1 through F -44 of this Form 10-SB.

(A) Index to Financial Statements

Notes to Proforma Combined Statements                                     F-3

Proforma Combined Statement of Income
  as of September 30, 1999 (unaudited)                                    F-6

Proforma Combined Statement of Income
  as of December 31, 1998 (unaudited)                                     F-7

Proforma Combined Balance Sheet
  as of September 30, 1999 (unaudited)                                    F-8

Aladdin Systems, Inc. Balance Sheet
  as of September 30, 1999 (unaudited)                                    F - 10

Aladdin Systems, Inc. Statement of Income
  as of September 30, 1999 (unaudited)                                    F - 12

Aladdin Systems, Inc. Statement of Cash Flow
  as of September 30, 1999 (unaudited)                                    F - 13

Notes to September 30, 1999 Statements                                    F - 14

Report of Independent Certified Public
  Accountants, Hutchinson & Bloodgood, LLP                                F- 15

Aladdin Systems, Inc. Balance Sheet
  as of December 31, 1998 and 1997                                        F - 16

Aladdin Systems, Inc. Statement of Income
  as of December 31, 1998 and 1997                                        F - 18

Aladdin Systems, Inc. Statement of Cash Flow
  as of December 31, 1998 and 1997                                        F - 19

Notes to Financial Statements                                             F - 20

Foreplay Golf & Travel Tours, Inc.
  Balance Sheet as of September 30, 1999 (unaudited)                      F - 26

Foreplay Golf & Travel Tours, Inc.
  Statement of Operations as of September 30, 1999 (unaudited)            F - 27

Foreplay Golf & Travel Tours, Inc.
  Statement of Cash Flows as of September 30, 1999 (unaudited)            F - 28

Notes to September 30, 1999 Statements                                    F - 29

Report of Independent Certified Public
  Accountants, David Coffey, C.P.A                                        F - 30

Foreplay Golf & Travel Tours, Inc.
  Statement of Operations as of December 31, 1998                         F - 31

Foreplay Golf & Travel Tours, Inc.
  Balance Sheet as of December 31, 1998                                   F - 32

Foreplay Golf & Travel Tours, Inc.
  Statement of Changes in Stockholders Equity
  as of December 31, 1998                                                 F - 33

Foreplay Golf & Travel Tours, Inc.
  Statement of Cash Flows as of December 31, 1998                         F - 34

Notes to Financial Statements                                             F - 35

Report of Independent Certified Public
  Accountants, David Coffey, C.P.A                                        F - 36

Foreplay Golf & Travel Tours, Inc.
  Balance Sheet as of December 31, 1997                                   F - 37

Foreplay Golf & Travel Tours, Inc.
  Statement of Operations as of December 31, 1997                         F - 38

Foreplay Golf & Travel Tours, Inc.
  Statement of Changes in Stockholders Equity
  as of December 31, 1997                                                 F - 39

Foreplay Golf & Travel Tours, Inc.
  Statement of Cash Flows as of December 31, 1997                         F - 40

Notes to Financial Statements                                             F - 41

                         ALADDIN SYSTEMS HOLDINGS, INC.
                  (Formerly Foreplay Golf & Travel Tours, Inc.)
                             (A Nevada Corporation)

                         ALADDIN SYSTEMS HOLDINGS, INC.
                  (Formerly Foreplay Golf & Travel Tours, Inc.)

                              ALADDIN SYSTEMS, INC.

              PROFORMA COMBINED BALANCE SHEET AND INCOME STATEMENTS
                                   (Unaudited)

The following unaudited proforma combined balance sheet and statements of income aggregates the balance sheet and statements of operations of Aladdin Systems Holdings, Inc. formerly Foreplay Golf & Travel Tours, Inc. (Parent) (A Nevada Corporation) as of September 30, 1999 and December 31, 1998, and the balance sheet and statements of income of Aladdin Systems, Inc. (Subsidiary) (a Delaware Corporation) as of September 30, 1999 and December 31, 1998 giving effect to a transaction completed on October 25, 1999, wherein Parent acquired Subsidiary as a wholly-owned subsidiary (the "Acquisition). This business combination will be treated as a reverse acquisition and as a recapitalization of Subsidiary. Parent will issued common stock in exchange for all of the issued and outstanding shares of Subsidiary. The following proforma balance sheet and statements of income uses the assumptions as described in the notes and the historical financial information available at September 30, 1999 and December 31, 1998. The financial statements of Parent at September 30, 1999 are unaudited with those at December 31, 1998 being audited. The financial statements of Subsidiary at September 30, 1999 are also unaudited with those at December 31, 1998 being audited.

The unaudited proforma combined balance sheet and statements of income should be read in conjunction with the separate financial statements and related notes thereto of Parent and Subsidiary. The unaudited proforma condensed combined balance sheet and statements of income are not necessarily indicative of the condensed combined balance sheet and statements of income which might have existed for the periods indicated or the results of operations as they may appear now or in the future.

                         ALADDIN SYSTEMS HOLDINGS, INC.
                  (Formerly Foreplay Golf & Travel Tours, Inc.)

                              ALADDIN SYSTEMS, INC.

               PROFORMA COMBINED NOTES TO THE FINANCIAL STATEMENTS
                                   (Unaudited)

ALADDIN SYSTEMS HOLDINGS, INC. (the Company) - (Formerly Foreplay Golf & Travel Tours, Inc.) was incorporated under the laws of the State of Nevada on March 26, 1997. The Company was organized to conduct business in the travel industry. The Company was unable to establish a relationship with an existing travel agent to book airline travel and was unable to successfully launch its business. The Company depleted its cash in connection with its attempted business endeavors and had to discontinue all operations in early 1999.

ALADDIN SYSTEMS, INC. (ALADDIN) - Founded in 1988, Aladdin is a leading Macintosh utility software company serving the transmission, access and organization markets. During Aladdin's ten-year history, the company has established worldwide channels of distribution and expanded its proprietary compression standard, StuffIt, and established it as a recognizable Internet brand. In 1998, Aladdin expanded the StuffIt product line into the Window marketplace, making Aladdin a single source provider of compression software.

Proforma Adjustments - (1) The Company reverse split its common stock on a 2.2 to 1 basis and canceled 2,000 shares decreasing shares outstanding to 650,000 shares. (2) The Company sold 1,000,000 post-split shares of common stock for $1.00 per share for $1,000,000. Costs of the offering were $35,000. (3) The Company acquired all of the issued and outstanding shares of Aladdin in exchange for 7,441,628 restricted shares of previously authorized but unissued shares of its common stock. The business combination is a reverse acquisition and will be treated as a recapitalization of Aladdin. As part of the acquisition 50,000 shares of common stock of the Company was issued to and investment banker. The shares have been valued at $1.00 per share and treated as an expense of the acquisition in these proforma financial statements. Also, as part of the acquisition $30,000 was paid and has been treated as expenses of the acquisition. Thus, acquisition expense was a total of $80,000 paid in cash and stock (4) This is part of the recapitalization transaction and entry. It eliminates the retained deficit of the Company accounting for the transaction as if the shares were exchanged by Aladdin for the net assets of the Company.

Stock Option Plan - The Company has adopted, with the approval of its stockholders, a Stock Option Plan (the "Plan"), pursuant to which it is authorized to grant options to purchase up to 3,000,000 shares of common stock to the Company's key employees, officers, directors, consultants, and other agents and advisors. Awards under the Plan will consist of stock options (both non-qualified options and options intended to qualify as "Incentive Stock Options" under Section 422 of the Internal Revenue Code of 1986, as amended), restricted stock awards, deferred stock awards, stock appreciation rights and other stock-based awards, which are described in the Plan.

The Plan will be administered by the Board of Directors which will determine the persons to whom awards will be granted, the number of awards to be granted and the specific terms of each grant, including the vesting thereof, subject to the provisions of the Plan.

In connection with qualified stock options, the exercise price of each option may not be less than 100% of the fair market value of the common stock on the date of grant (or 110% of the fair market value in the case of a grantee holding more than 10% of the outstanding stock of the

Company). The aggregate fair market value of shares for which qualified stock options are exercisable for the first time by such employee (10% shareholder) during any calendar year may not exceed $100,000. Non-qualified stock options granted under the Plan my be granted at a price determined by the Board of Directors, not to be less than the fair market value of the common stock on the date of grant.

The plan also contains certain change in control provisions which could cause options and other awards to become immediately exercisable and restrictions and deferral limitations applicable to other awards to lapse in the event any "person," as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, including a "group" as defined in Section 13(d), but excusing certain stockholders of the Company, became the beneficial owners of more than 25% of the Company's outstanding shares of common stock.

The Company granted options to purchase approximately 1,719,726 shares at closing, to be divided amongst employees of the Company and other associated persons. The exercise price will range from $1.00 to $1.90 per share.

                         ALADDIN SYSTEMS HOLDINGS, INC.
                  (Formerly Foreplay Golf & Travel Tours, Inc.)

                              ALADDIN SYSTEMS, INC.

                      PROFORMA COMBINED STATEMENT OF INCOME
                                   (Unaudited)

               Giving effect to an Acquisition on October 31, 1999

                                          Aladdin
                                          Systems          Aladdin           Proforma
                                         Holdings,         Systems,          Increase             Proforma
                                            Inc.             Inc.           (Decrease)            Combined
                                        -----------       -----------       -----------          -----------
                                        (Nine months     (Nine months
                                            ended           ended
                                          9-30-99)         9-30-99
SALES                                   $        --       $ 6,719,464       $        --          $ 6,719,464

COST OF SALES                                    --         1,150,598                --            1,150,598
                                        -----------       -----------       -----------          -----------

GROSS PROFIT                                     --         5,568,866                --            5,568,866

Operating Expenses

     Marketing, sales, and support            1,587         2,410,208                --            2,411,795

     Research and development                    --         1,278,847                --            1,278,847

     General and administrative              13,261           671,694            80,000(3)           764,955
                                        -----------       -----------       -----------          -----------

Total operating expenses                     14,848         4,360,749            80,000            4,455,597

INCOME (LOSS) FORM OPERATIONS               (14,848)        1,208,117           (80,000)           1,113,269

INTEREST AND OTHER  INCOME                       72            19,569                --               19,641

INTEREST EXPENSE                                 --           (47,820)               --              (47,820)
                                        -----------       -----------       -----------          -----------

INCOME BEFORE INCOME TAXES                  (14,776)        1,179,866           (80,000)           1,085,090

PROVISION FOR INCOME TAXES                       --           179,003                --              179,003
                                        -----------       -----------       -----------          -----------

NET INCOME (LOSS)                       $   (14,776)      $ 1,000,863       $   (80,000)         $   906,087
                                        ===========       ===========       ===========          ===========

     The accompanying notes are an integral part of this statement of income

                         ALADDIN SYSTEMS HOLDINGS, INC.
                  (Formerly Foreplay Golf & Travel Tours, Inc.)

                              ALADDIN SYSTEMS, INC.
                      PROFORMA COMBINED STATEMENT OF INCOME
                                   (Unaudited)

               Giving effect to an Acquisition on October 31, 1999

                                          Aladdin
                                          Systems          Aladdin           Proforma
                                         Holdings,         Systems,          Increase             Proforma
                                           Inc.              Inc.           (Decrease)            Combined
                                        -----------       -----------       -----------          -----------
                                        (Year ended         (Year ended
                                         12-31-98)           12-31-98)
SALES                                   $        --       $ 8,002,518       $        --          $ 8,002,518

COST OF SALES                                    --         1,405,496                --            1,405,496
                                        -----------       -----------       -----------          -----------

GROSS PROFIT                                     --         6,597,022                --            6,597,022

Operating Expenses

     Marketing, sales, and support               --         3,520,106                --            3,520,106

     Research and development                    --         1,506,798                --            1,506,798

     General and administrative               9,113           907,560            80,000(3)           996,673
                                        -----------       -----------       -----------          -----------

Total operating expenses                      9,113         5,934,464            80,000            6,023,577

INCOME (LOSS) FORM OPERATIONS                (9,113)          662,558           (80,000)             573,445

INTEREST AND OTHER  INCOME                       --            11,346                --               11,346

INTEREST EXPENSE                                 --          (175,490)               --             (175,490)
                                        -----------       -----------       -----------          -----------

INCOME BEFORE INCOME TAXES                   (9,113)          498,414           (80,000)             409,301

PROVISION FOR INCOME TAXES                       --           (81,769)               --              (81,769)
                                        -----------       -----------       -----------          -----------

NET INCOME (LOSS)                       $    (9,113)      $   580,183       $   (80,000)         $   491,070
                                        ===========       ===========       ===========          ===========

     The accompanying notes are an integral part of this statement of income

                         ALADDIN SYSTEMS HOLDINGS, INC.
                  (Formerly Foreplay Golf & Travel Tours, Inc.)

                              ALADDIN SYSTEMS, INC.

                         PROFORMA COMBINED BALANCE SHEET
                                   (Unaudited)

               Giving effect to an Acquisition on October 25, 1999

                                                        Aladdin
                                                        Systems          Aladdin              Proforma
                                                       Holdings,         Systems,             Increase             Proforma
                                                          Inc.             Inc.              (Decrease)            Combined
                                                       -----------      -----------          -----------          -----------
LIABILITIES AND STOCKHOLDERS' EQUITY                    (9-30-99)       (9-30-99)
Current Liabilities
     Accounts payable                                  $        --      $   284,986          $        --          $   284,986

     StuffIt payable - current                                  --           34,973                   --               34,973

     Severance                                                               19,961                   --               19,961

     Taxes / benefits payable                                   --            6,577                   --                6,577

     Notes payables                                             --          318,216                   --              318,216

     Accrued expenses                                           --          112,673                   --              112,673
                                                       -----------      -----------          -----------          -----------

Total Current Liabilities                                       --          777,386                   --              777,386
                                                       -----------      -----------          -----------          -----------

Long-term Obligations

     StuffIt payable                                            --           79,802                   --               79,802

     Notes payables                                             --          250,533                   --              250,533
                                                       -----------      -----------          -----------          -----------

Total Long-term Obligations                                     --          330,335                   --              330,335
                                                       -----------      -----------          -----------          -----------

Stockholders' Equity
     Preferred stock; $.001 par value, 1,000,000
          shares authorized, no shares issued and
          outstanding                                           --               --                   --                   --
     Common stock; $.001 par value, 50,000,000
          shares authorized, 9,141,628 shares
          issued and outstanding                             1,434           47,092                 (784)(1)            9,142

                                                                                                   1,000(2)

                                                                                                 (47,092)(3)

                                                                                                   7,442(3)

                                                                                                      50(3)

     Additional paid-in capital                             35,653          109,235                  784(1)         1,167,274

                                                                                                 999,000(2)

                                                                                                 (35,000)(2)

                                                                                                  47,092(3)

                                                                                                  (7,442)(3)

                                                                                                  49,950(3)

                                                                                                 (31,998)(4)

     Retained earnings (deficit)                           (31,998)       1,099,409               31,998(4)         1,019,409

                                                                --               --              (80,000)(3)               --
                                                       -----------      -----------          -----------          -----------

Total Stockholders' Equity (deficit)                         5,089        1,255,736              935,000            2,195,825
                                                       -----------      -----------          -----------          -----------

Total Liabilities and Stockholders' Equity             $     5,089      $ 2,363,457          $   935,000          $ 3,303,546
                                                       ===========      ===========          ===========          ===========

       The accompanying notes are an integral part of this balance sheet.

                  Aladdin Systems Holdings, Inc. and Subsidiary

                           CONSOLIDATED BALANCE SHEETS
                            as of September 30, 1999
                                   (Unaudited)

   ASSETS

Current assets:
    Cash and cash equivalents                                         $  305,246
    Accounts receivable                                                  744,683
    Inventories                                                           81,698
    Prepaid expenses                                                      46,469
    Deposits                                                              99,966
                                                                      ----------
              Total current assets                                     1,278,062

Capitalized software, net                                                324,343

Property and equipment, net                                              497,490

Deferred income taxes                                                    263,559
                                                                      ----------
                                                                      $2,363,454
                                                                      ==========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
    Current maturities of long term debt                              $  147,646
    Factoring line outstanding                                                --
    Accounts payable                                                     284,985
    Accrued expenses and other  liabilities                              344,754
    Income tax payable                                                        --
                                                                      ----------
              Total current liabilities                                  777,385

Long-term debt                                                           330,335

Commitments and contingencies

Stockholders' equity:
    Capital Stock                                                         47,092
    Paid-in capital                                                      109,235
    Retained earnings                                                  1,099,406
                                                                      ----------
              Total stockholders' equity                               1,255,734
                                                                      ----------
                                                                      $2,363,454
                                                                      ==========

                      ALADDIN SYSTEMS, INC. and SUBSIDIARY
                        Consolidated Statements of Income
                        as of September 30, 1998 and 1999
                                   (unaudited)

                                                Sept. 30, 1999    Sept. 30, 1998
SALES                                            $ 6,719,464        $ 5,827,388

COSTS OF SALES                                   $ 1,150,598        $ 1,158,926

GROSS PROFIT                                     $ 5,568,866        $ 4,668,461

OPERATING EXPENSES
Marketing, Sales and Support                     $ 2,410,208        $ 2,730,930
Research & Development                           $ 1,278,847        $ 1,160,408
General & Administrative                         $   671,693        $   680,831
Total Expenses                                   $ 4,360,748        $ 4,572,169

INCOME (LOSS) FROM OPERATIONS                    $ 1,208,117        $    96,293

INTEREST AND OTHER INCOME                        $    19,569        $     8,394

INTEREST EXPENSE                                 $    47,820        $   145,316
INCOME BEFORE INCOME TAXES                       $ 1,179,866        $   (40,629)

PROVISION FOR INCOME TAXES                       $   179,003        $        --

NET INCOME                                       $ 1,000,863        $   (40,629)

BASIC EARNINGS (LOSS) PER SHARE                         0.11               0.00

DILUTED EARNINGS (LOSS) PER SHARE                       0.11               0.00

                       ALADDIN SYSTEMS, INC, & SUBSIDIARY
                      Consolidated Statements of Cash Flow
                        as of September 30, 1998 and 1999
                                   (unaudited)


CASH FLOWS FROM OPERATING ACTIVITIES                     1999           1998

 Net Income (Loss)                                    $1,000,863       ($40,629)
     Depreciation and amortization                      $239,897       $250,315
     Software Royalties                                ($111,103)      ($70,643)
     Accrued Expenses                                    $96,823       ($33,114)
     Accounts Receivable                                ($14,741)      $120,757
     Inventories                                        ($11,208)       $12,803
     Accounts Payable                                  ($474,198)       $52,521
     Prepaid expenses and other assets                  ($78,138)       $31,770

CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES          648,196        323,780

CASH FLOWS FROM INVESTING ACTIVITIES

Equipment & Etc                                        ($173,924)      ($15,160)
Capitalized software cost                               ($16,959)       ($5,000)
CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES        ($190,883)       (20,160)

CASH FLOWS FROM FINANCING ACTIVITIES

New equipment leases                                    $105,951         $2,261
Demand Notes                                            ($54,000)   $        --
Silicon Valley Bank                                    ($160,887)     ($117,653)
Severance packages                                      ($36,539)      ($82,146)
Capitalized leases                                      ($67,157)      ($72,869)

Cash Provided By (Used In) Financing Activities        ($212,631)     ($270,407)

NET INCREASE (DECREASE) IN CASH                         $244,682         33,213

CASH AT BEGINNING OF PERIOD                              $60,564         51,789

CASH AT END OF PERIOD                                   $305,246         85,002

                      ALADDIN SYSTEMS, INC. and SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      Aladdin Systems, Inc. (the Company) has elected to omit substantially all footnotes to the financial statements for the nine months ended September 30, 1999.

UNAUDITED INFORMATION

      The information furnished herein was taken from the books and records of the Company without audit. However, such information reflects all adjustments which are, in the opinion of management, necessary to properly reflect the results of the period presented. The information presented is not necessarily indicative of the results from operations expected for the full fiscal year.

EARNINGS PER SHARE

      SFAS No. 128 provides for the calculation of basic and diluted earnings per share. Basic earnings per share includes no dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Earnings per share for the periods shown herein have been restated to reflect the reverse acquisition which occurred on October 25, 1999 and are based upon the number of outstanding shares and options (restated to reflect the 1.580827 conversion factor applied upon the Reorganization) as follows: 9,141,628 common shares outstanding and 1,669,239 options outstanding. Diluted earnings per share reflects the potential dilution of securities that could share in the earnings of an entity. For the nine months ended September 30, 1999 and the September 30, 1998 all options outstanding were excluded from computation of diluted earnings per share because the options' exercise price was greater than the estimated average fair market value of the common shares.

Independent Auditors' Report on the Financial Statements

To the Board of Directors
Aladdin Systems, Inc.
Watsonville, California

We have audited the accompanying consolidated balance sheets of Aladdin Systems, Inc. and subsidiary, as of December 31, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Aladdin Systems, Inc. and subsidiary as of December 31, 1998 and 1997, and the results of their consolidated operations and their consolidated cash flows for the years then ended, in conformity with generally accepted accounting principles.

March 29, 1999, except for Note 10
to which the date is October 12, 1999

                                                   Hutchinson and Bloodgood
                                                   Watsonville, CA

                      ALADDIN SYSTEMS, INC. AND SUBSIDIARY

                           Consolidated Balance Sheets
                           December 31, 1998 and 1997

                                     ASSETS
                                                          1998           1997
Current assets:
    Cash and cash equivalents                            $60,564        $51,789
    Accounts receivable                                  729,942        736,942
    Inventories                                           70,491         84,685
    Prepaid expenses                                     326,576         57,300
    Deposits                                              18,733         18,733
                                                     -----------    -----------
              Total current assets                     1,206,306        949,449

Capitalized software, net                                155,078        650,777

Property and equipment, net                              438,757        561,432

Deferred income taxes                                    263,559        180,190
                                                     -----------    -----------
                                                      $2,063,700     $2,341,848
                                                     ===========    ===========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
    Current maturities of long term debt                $320,644       $795,518
    Factoring line outstanding                           160,888        424,173
    Accounts payable                                     792,280        968,354
    Accrued expenses and other liabilities               193,300        269,778
    Income tax payable                                     1,600             --
                                                     -----------    -----------
              Total current liabilities                1,468,712      2,457,823

Long-term debt                                           340,145        215,665

Commitments and contingencies

Stockholders' equity:
                                                              --             --
    Common stock, $.001 par value; 50,000,000
      shares authorized 8,278,578 and
      8,273,388 shares issued and outstanding
      in 1998 and 1997, respectively                       8,279          8,273
    Paid-in capital                                      148,021        141,727
    Retained earnings                                     98,543       (481,640)
                                                     -----------    -----------
              Total stockholders' equity                 254,843       (331,640)
                                                     -----------    -----------
                                                      $2,063,700     $2,341,848
                                                     ===========    ===========




The accompanying notes are an integral part of these financial statements.

                      ALADDIN SYSTEMS, INC. and SUBSIDIARY
                      Consolidated Statements of Operations
                 For the Years Ended December 31, 1998 and 1997

                                                       1998              1997

SALES                                               8,002,518        $7,274,914

COST OF SALES                                       1,405,496         1,441,578
                                                  -----------       -----------

GROSS PROFIT                                        6,597,022         5,833,336

OPERATING EXPENSES
Marketing, sales and support                        3,520,106         3,899,754
Research and development                            1,506,798         1,466,866
General and administrative                            907,560         1,159,134
                                                  -----------       -----------
Total                                               5,934,464         6,525,754
                                                  -----------       -----------

INCOME (LOSS) FROM OPERATIONS                         662,558          (692,418)

INTEREST AND OTHER INCOME                              11,346             7,455
LOSS ON DISPOSITION OF ASSETS                              --           (10,664)

INTEREST EXPENSE                                     (175,490)         (145,910)
                                                  -----------       -----------

INCOME BEFORE INCOME TAXES                            498,414          (841,537)

PROVISION FOR INCOME TAXES (Note 7)                   (81,769)          (68,538)
                                                  -----------       -----------

NET INCOME (LOSS)                                    $580,183         $(772,999)
                                                  ===========       ===========

BASIC AND DILUTED EARNINGS
    (LOSS) PER SHARE                                    $0.07            ($0.09)

SHARES USED IN COMPUTING
  PER SHARE INFORMATION                             8,275,888         8,273,167




The accompanying notes are an integral part of these financial statements.

                      ALADDIN SYSTEMS, INC. and SUBSIDIARY
                 Consolidated Statement of Stockholder's Equity

                                                             Common Stock                            Retained
                                                             ------------               Paid-in      Earnings
                                                        Shares           Amount         Capital      (Deficit)          Total
                                                        ------           ------         --------     ---------          -----


Balance at January 1, 1997                              8,273,167       $   8,273      $ 141,727      $ 291,359       $ 441,359

        Net loss                                               --              --             --       (772,999)       (772,999)
                                                        ---------       ---------      ---------      ---------       ---------

Balance at December 31, 1997                            8,273,167           8,273        141,727       (481,640)       (331,640)
                                                        ---------       ---------      ---------      ---------       ---------

        Issuance of common stock for cash                   5,411               6          6,294             --           6,300
        Net income                                             --              --             --        580,183         580,183
                                                        ---------       ---------      ---------      ---------       ---------

Balance at December 31, 1998                            8,278,578       $   8,279      $ 148,021      $  98,543       $ 254,843
                                                        ---------       ---------      ---------      ---------       ---------

   The accompanying notes are an integral part of these financial statements.

                       ALADDIN SYSTEMS, INC, & SUBSIDIARY
                      Consolidated Statements of Cash Flows
                     Years Ended December 31, 1998 and 1997

                                                            1998         1997

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)                                          580,183    $(772,999)
Adjustments to reconcile net income (loss) to cash
  provided by (used in) operating activities:
Depreciation and amortization                              367,808      252,201
Deferred income taxes                                      (83,369)     (70,138)
Changes in assets and liabilities:
    (Increase) decrease in accounts receivable               7,000     (152,429)
    (Increase) decrease in inventories                      14,194      (41,198)
    Decrease in prepaid expenses                             7,737       35,020
    Increase (decrease) in accounts payable               (176,074)     309,906
    Increase (decrease) in accrued expenses                (74,905)      73,165
                                                         ---------    ---------

CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES            642,574     (366,472)

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures                                       (21,419)    (390,859)
Additions to capitalized software costs                     (5,000)    (305,000)
Decrease in deposits                                            --       37,782
                                                         ---------    ---------

CASH USED IN INVESTING ACTIVITIES                          (26,419)    (658,077)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase (decrease) in payable to bank                    (263,286)     424,173
Proceeds from issuance of capital stock                      6,300           --
Increase (decrease) in long term debt                     (350,394)     295,376
                                                         ---------    ---------

CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES           (607,380)     719,549

NET INCREASE (DECREASE) IN CASH                              8,775     (305,000)

CASH AT BEGINNING OF YEAR                                   51,789      356,789
                                                         ---------    ---------

CASH AT END OF YEAR                                        $60,564      $51,789
                                                         =========    =========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW
Cash paid during the year for:
Interest                                                  $165,242     $142,807
Income taxes                                                 1,600        1,600




The accompanying notes are an integral part of these financial statements.

                      ALADDIN SYSTEMS, INC. and SUBSIDIARY

                   Notes to Consolidated Financial Statements
                     Years Ended December 31, 1998 and 1997


Note 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

            Nature of business

            Aladdin Systems, Inc. ("Aladdin") is based in Watsonville, California. The Company develops, publishes, and distributes computer software on the Macintosh platform, and more recently Windows, to customers worldwide. Aladdin's wholly owned subsidiary, Transaction Services, Inc., possesses technology to sell and download programs over the Internet, using unlocking keys, for Aladdin and other third party vendors.

            Principles of Consolidation

            The consolidated financial statements include the accounts of Aladdin and its wholly owned subsidiary, Transaction Services, Inc. Intercompany transactions and balances have been eliminated in consolidation.

            Use of Estimates

            Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

            Cash Equivalents

            For purposes of the statement of cash flows, cash equivalents include time deposits, certificates of deposit and all highly liquid debt instruments with original maturities of three months or less.

            Accounts Receivable

            Bad debts are recorded as an expense in the period in which they become uncollectable. No allowance for doubtful accounts is provided as expected losses are not material. There is an allowance for returns that is based on an average yearly return percentage.

            Inventory

            Inventory is stated at the lower of cost (first-in, first-out method) or market.

            Depreciation

            Depreciation is provided for on an accelerated basis over estimated useful lives:

                  Software                        5 years
                  Furniture and equipment         5 - 7 years
                  Computer equipment              5 years

                  Trade show display              5 - 7 years

            Revenue Recognition

            The Company recognizes revenues upon product shipment, provided no significant obligations remain, and collectability is probable. One customer accounted for 25% of revenues in 1998.

            Research and Development

            Research and development costs are charged to operations when incurred.

            Capitalized Software Costs

            The Company follows Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed" for all software development costs. As a result, software development costs incurred after the development of technological feasibility are capitalized and amortized to cost of revenues on a product by product basis at the greater of the amount computed using the ratio of current gross revenues for a product to the total current and anticipated future gross revenues or the straight-line method over the remaining estimated economic life of the product. Generally, an estimated economic life of five years is assigned to capitalized software development costs. Capitalized purchased software costs are being amortized using the straight-line method over the remaining economic life, generally five years.

            Income Taxes

            The Company's income taxes are accounted for under the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which requires the liability method of accounting.

            Deferred income taxes reflect the impact of temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts measured by tax laws. Temporary differences which give rise to deferred tax assets (liabilities) principally include certain reserves and depreciation.

Note 2. CASH DEPOSITS IN EXCESS OF INSURED LIMITS

            The Company maintains cash at a local financial institution. The cash balance is insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 1998 and 1997, the Company's uninsured bank balances totaled $41,223 and $122,497, respectively.

Note 3. BANK FACTORING AGREEMENT

            The Company has an arrangement with Silicon Valley Bank where the bank advances 50% of pledged receivables up to $1,200,000 and when those receivables are paid, the bank then remits the remaining 50%, less an interest and administrative fee, to the Company. Interest is charged at 1.25% per month on the average daily balance and the administrative fee is 0.5% of the face amount of each receivable pledged. The balance due the Bank at December 31, 1998 and 1997 was $160,888 and $424,173, respectively.

Note 4. LONG-TERM DEBT

            Long-term debt as of December 31, 1998 and 1997, consists of the following:

                                                         1998         1997

                  Notes payable for software           $225,877     $396,860
                  Severance agreements                   56,500      149,222
                  Capital leases                        164,350      240,039
                  Notes payable to related parties      214,062      225,062
                                                     ----------   ----------
                                                        660,789    1,011,183
                  Less current portion                  320,644      795,518
                                                     ----------   ----------
                                                       $340,145     $215,665
                                                     ==========   ==========

            Notes Payable for Software

            The Company acquired the ownership rights to its StuffIt Software in 1994 and the purchase price was payable in monthly installments of $19,444 with an imputed interest rate of 10%. In 1997, the payment terms were restructured to provide for monthly payments of $27,708, subordinated to all other borrowings, with an option to convert any remaining amount of the note to common stock. The note is convertible into common stock at the most recently granted employee option price plus $0.10 per share.

            During 1998 the payment terms were again restructured to be payable monthly at $5,000. Two other software programs were acquired in 1997. These notes are considered current and will be paid in full in 1999.

            Severance Agreements

            The Company entered into severance agreements with three former management employees, whereby the Company will pay each former employee the sum of $175,000 over a 42 month period following the termination of their employment. One employee is currently receiving payments under this plan.

            Capital Leases

            The Company has acquired equipment under long-term, noncancellable leases with interest rates ranging from 16% to 19.37% and monthly payments of $138 to $5,134. One of the leases was fully paid in 1999, two will be paid in full in 2000, and the remainder will be paid in full in 2002. The leases are secured by leased assets with a cost of $217,234 and a book value of $184,048 as of December 31, 1998.

            Related Party Notes

            During 1997, certain Stockholders, the Company's former President, a key employee, and a relative of a stockholder lent the Company a total of $225,062, in the form of demand notes with interest payable monthly at rates from 7% to 12%. These notes contain a conversion feature where they can be converted into common stock in part or whole at any time for $1.74 per share. The notes are subordinated to all other financing by the Company. During 1998 the Company paid $11,000 against these notes.

            Aggregate maturities or payments required on principal under long-term debt for each of the remaining years are as follows:

                                        1999          $465,706
                                        2000           120,451
                                        2001            65,602
                                        2002             9,030
                                                      --------
                                                       660,789

Note 5. COMMITMENTS

            Facility Lease

            The Company conducts its operations from facilities that are leased under an operating lease expiring July 31, 2001. Rent expense was $162,645 and $154,769 in 1998 and 1997. The minimum rental commitment for the next four years, and in the aggregate, subject to a cost of living adjustment each year, is as follows:

                                        1999          $162,500
                                        2000           162,500
                                        2001            81,250
                                                      --------
                                                      $406,250

Note 6. PROVISION FOR INCOME TAXES

      Income tax expense (benefit) for the years ended December 31 consist of:

                                                    1998             1997
                                                --------         --------
      Current
         Federal                                $     --         $     --
         State                                     1,600            1,600
                                                --------         --------

           Total current                           1,600            1,600

      Deferred
         Federal                                 (83,822)         (58,173)
         State                                       453          (11,965)
                                                --------         --------

           Total deferred                        (83,369)         (70,138)
                                                --------         --------

                                                $(81,769)        $(68,538)
                                                ========         ========

      The tax effect of temporary differences that give rise to significant portions of net deferred tax assets at December 31 is presented below:

                                                       1998          1997
                                                  ---------     ---------
      Deferred tax assets (liabilities)
         Net operating loss carryforward          $ 265,139     $ 268,572
         State taxes                                (11,011)      (10,558)
         Interest on installment sale                11,339        22,937
         Severance payments                          22,656        51,327
         Depreciation                                63,289        28,102
                                                  ---------     ---------

           Total                                    351,412       360,380
           Less: valuation allowance                (87,853)     (180,190)
                                                  ---------     ---------
           Net deferred tax asset                 $ 263,559     $ 180,190
                                                  =========     =========

      The net change in the valuation allowance was a decrease of $92,337 in 1998 and an increase of $182,436 in 1997. The effective tax rate as a percentage of income before income taxes differs from the statutory federal income tax rate (when applied to income before income taxes) for the years ended December 31, as follows:

                                                                               1998       1997
                                                                               ----       ----
      Statutory federal income tax rate                                        34.0%     (34.0)%
      Increase (decrease) resulting from:
         State income taxes, net of federal tax benefit                         5.8       (5.8)
         Non-utilization (utilization) of net operating loss carryforwards    (37.7)      10.0
         Change in valuation allowance                                        (18.5)      21.7
                                                                             ------     ------

         Effective tax rate                                                   (16.4)%     (8.1)%
                                                                             ======     ======

Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences and carryforwards are expected to be available to reduce taxable income. A valuation allowance has been established for the portion of the deferred tax assets not expected to be realized. The Company has tax loss carryforwards available at December 31, 1998, amounting to $738,268 for Federal purposes and $159,817 for California purposes. These losses expire through 2012.

Note 7. STOCK OPTION PLAN

            During 1996, the Company implemented a stock option plan whereby it could issue options for 2 million shares with varying vesting dates, typically 4 years, to employees and others. A summary of the status of the Company's stock option plan as of December 31, 1998 and 1997 and changes during the years then ended is presented in the following table.

                                                                        Weighted
                                                                        Average
                                                                        Exercise
                                                         Shares          Price

            Outstanding at January 1, 1997                346,214          1.05
              Granted                                   2,294,841          1.06
              Expired                                    (475,941)         1.06
                                                        ---------
            Outstanding at December 31, 1997            2,165,114          1.06
              Granted                                     398,351          1.12
              Exercised                                    (5,411)         1.15
              Expired                                    (874,630)         1.06
                                                        ---------
            Outstanding at December 31, 1988            1,683,424          1.06

            Options exercisable at December 31, 1998    1,022,694          1.06

            SFAS No. 123, "Accounting for Stock-Based Compensation," requires the Company to provide pro forma information regarding net income
            (loss) as if compensation cost for the Company's stock option plan had been determined in accordance with the fair value method prescribed by SFAS No. 123. The Company estimates the fair market value of stock options at the grant date using the minimum value method.

            Under the accounting provisions of SFAS No. 123, the Company's net income (loss) would have been reduced to the pro forma amounts indicated below:

                                                                 1998          1997
            Net Income
                As reported                                   580,183      (772,999)
                Pro forma                                     529,792      (952,198)

            Basic and diluted earnings (loss) per share
                As reported                                     $0.07        $(0.09)
                Pro Forma                                       $0.06        $(0.12)

Note 8. RETIREMENT PLAN

        The Company has established a 401 (k) retirement plan for all employees. All employees may elect to contribute up to 15% of their gross salary not to exceed federal tax law limitations. The company may elect to match a portion of the employee contributions, however, there were no company matching contributions in either 1998 or 1997.

Note 9. EARNINGS PER SHARE

Basic earnings per share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of common and common equivalent shares outstanding during the period. Common equivalent shares consist of the incremental common shares issuable upon conversion of convertible debt (using the if-converted method) and shares issuable upon the exercise of stock options and warrants (using the treasury stock method). A total of 1,683,424 outstanding stock options in 1998 and 2,165,114 outstanding stock options in 1997 have been excluded from the diluted earnings per share calculation, as the inclusion would be anti-dilutive. A total of approximately 388,793 shares issuable upon the conversion of convertible debt were excluded from the calculation in 1998 and 1997, as the inclusion would be anti-dilutive.

Note 10. MERGER

In October 1999, Aladdin entered into a merger with a non-operating public company, Foreplay Golf & Travel Tours, Inc., a Nevada corporation incorporated on March 26, 1997 ("FGT"). Under the merger agreement the Aladdin stockholders received 1.61997 shares of FGT Common Stock in exchange for each share of Aladdin Systems, Inc. Common Stock. The acquisition was accounted for as a reverse acquisition whereby Aladdin was deemed to be the "accounting acquirer" using the guidance in Staff Accounting Bulletin No. 97. The financial statements reflect the recapitalization of Aladdin as if the merger had occurred at the beginning of 1997.

                       FOREPLAY GOLF & TRAVEL TOURS, INC.

(A DEVELOPMENT STAGE COMPANY)
BALANCE SHEET SEPTEMBER 30, 1999
(Unaudited)

ASSETS

Cash                                                                       $825
Organizational costs less accumulated
  amortization of $97                                                        98
Note receivable                                                           4,094
Interest receivable                                                          72

           Total Assets                                                  $5,089

LIABILITIES & STOCKHOLDERS' EQUITY

Accounts payable                                                             $0
Total Liabilities                                                             0

Stockholders' Equity
Common stock, authorized 25,000,000 shares
  at $.001 par value, issued and outstanding
1,434,400 shares                                                          1,434

Additional paid-in capital                                               35,653

Deficit accumulated during the
  development stage                                                     (31,998)

Total Stockholders' Equity                                                5,089

Total Liabilities and Stockholders' Equity                               $5,089

The accompanying notes are an integral part of these financial statements.

FOREPLAY GOLF & TRAVEL TOURS, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited)

                                           Jan. 1, 1999 to   Jan. 1, 1998 to     Inception to
                                           Sept. 30, 1999    Sept. 30, 1998      Sept. 30, '99
                                           --------------    --------------      -------------
Interest income                                     $72                $0               $72

Expenses
Advertising                                       1,587                 0             1,587
Amortization                                         30                30                60
Conferences                                         667             2,086             2,753
Consulting                                        7,850             4,500            12,350
Depreciation                                        615               573             1,188
Licenses and fees                                   190                85               275
Office supplies                                     490               579             1,069
Professional fees                                 3,005                 0             3,005
Publications                                        414               351               765
Rent                                                  0             1,200             1,200

Total expenses                                   14,848             9,404            24,252

Net Loss                                        (14,776)           (9,404)          (24,180)
Retained earnings, beginning of period          (17,222)           (6,909)          (24,131)

Deficit accumulated during the
development stage                               (31,998)          (16,313)          (48,311)
Earnings (loss) per share
assuming dilution: Net loss                        (.01)             (.01)             (.02)

Weighted average shares outstanding           1,434,400         1,063,661

The accompanying notes are an integral part of these financial statements.

FOREPLAY GOLF & TRAVEL TOURS, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF CASH FLOWS
(Unaudited)

                                           Jan. 1, 1999 to   Jan. 1, 1998 to  Inception to
                                           Sept. 30, 1999    Sept. 30, 1998   Sept. 30, '99
                                           --------------    --------------   -------------

CASH FLOWS PROVIDED BY OPERATING ACTIVITIES

Net Loss                                      $(14,776)        $(9,404)         $(24,180)
Non-cash items included in net loss
Amortization                                        30              30               $60
Depreciation                                       615             573             1,185
Adjustments to reconcile net loss to
cash used by operating activity
Decrease in prepaid offering costs               2,136          $2,136
Decrease in accounts payable                      (300)         (5,329)           (5,629)

           NET CASH PROVIDED BY
           OPERATING ACTIVITIES                (14,431)        (11,994)          (26,425)

CASH FLOWS USED BY INVESTING ACTIVITIES

Office furniture and equipment                       0           3,333             3,333
Sale of office furniture and equipment          (4,094)              0            (4,094)
Note receivable and accrued interest             4,166               0             4,166

           NET CASH USED BY
           INVESTING ACTIVITIES                     72           3,333             3,405

CASH FLOWS FROM FINANCING ACTIVITIES
Sale of common stock                                 0             834               834
Paid-in capital                                      0          40,886            40,886
Less offering costs                                  0         (10,633)          (10,633)

           NET CASH USED BY
           FINANCING ACTIVITIES                      0          31,087            31,087

NET INCREASE IN CASH                           (14,503)         15,760             1,257

CASH AT BEGINNING OF PERIOD                     15,328             160            15,488

CASH AT END OF PERIOD                             $825         $15,920            16,745

The accompanying notes are an integral part of these financial statements.

FOREPLAY GOLF & TRAVEL TOURS, INC.
(A DEVELOPMENT STAGE COMPANY)
September 30, 1999

NOTES TO THE FINANCIAL STATEMENTS

      Foreplay Golf & Travel Tours, Inc. (the Company) has elected to omit substantially all footnotes to the financial statements for the nine months ended September 30, 1999.

UNAUDITED INFORMATION

      The information furnished herein was taken from the books and records of the Company without audit. However, such information reflects all adjustments which are, in the opinion of management, necessary to properly reflect the results of the period presented. The information presented is not necessarily indicative of the results from operations expected for the full fiscal year.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTS

To the Board of Directors and Stockholders of Foreplay Golf & Travel Tours, Inc. Las Vegas, Nevada

      I have audited the accompanying balance sheet of Foreplay Golf & Travel Tours, Inc. (a development stage company) as of December 31, 1998 and the related statements of operations, cash flows and changes in stockholders' equity for the period from March 26, 1997 (date of inception) to December 31, 1998. These financial statements are the responsibility of Foreplay Golf & Travel Tours, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

      I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit of the financial statements provide a reasonable basis for my opinion.

      In my opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Foreplay Golf & Travel Tours, Inc. December 31, 1998 and the results of operations, cash flows and changes in stockholders' equity for the year then ended in conformity with generally accepted accounting principles.

David Coffey C.P.A.
Salt Lake City, UT
April 10, 1999

FOREPLAY GOLF & TRAVEL TOURS, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF OPERATIONS AND DEFICIT
ACCUMULATED DURING THE DEVELOPMENT STAGE
FOR THE YEAR ENDED December 31, 1998
(With Cumulative Figures From Inception)

                                                                                        From Inception,
                                                              January 1, 1998           March 26, 1997
                                                              To Dec. 31, 1998          To Dec. 31, 1998
Income                                                              $0                         $0

Expenses
      Amortization                                                  39                         68
      Bank charges                                                  30                        182
      Conferences                                                2,604                      4,468
      Consulting                                                 4,500                      7,500
      Depreciation                                                 880                      1,445
      Licenses and fees                                             85                        170
      Lodging                                                        0                        162
      Meals                                                          0                         60
      Office supplies                                              549                      1,371
      Publications                                                 426                        596
      Rent                                                       1,200                      1,200

Total expenses                                                  10,313                     17,222

Net Loss                                                       (10,313)                  $(17,222)

Retained earnings,                                              (6,909)
beginning of period                                          ---------

Deficit accumulated during
the development stage                                         $(17,222)

Earnings (loss) per share assuming dilution:
Net loss                                                         $(.09)                     $(.19)

Weighted average shares outstanding                          1,155,833                    907,488

The accompanying notes are an integral part of these financial statements.

FOREPLAY GOLF & TRAVEL TOURS, INC.
(A DEVELOPMENT STAGE COMPANY)
BALANCE SHEET
DECEMBER 31, 1998

ASSETS

Cash                                                                    $15,328
Organizational costs less accumulated
   amortization of $68                                                      127
Office equipment, less accumulated                                        4,710
   depreciation of $l,445

           Total Assets                                                 $20,165

LIABILITIES & STOCKHOLDERS' EQUITY

Accounts payable - stockholder                                             $300

           Total Liabilities                                                300

Stockholders' Equity
       Common stock, authorized 25,000,000 shares
       at $.001 par value, issued and outstanding                         1,434
       1,434,400 shares
       Additional paid-in capital                                        35,653
       Deficit accumulated during the
          development stage                                             (17,222)

Total Stockholders' Equity                                               19,865

Total Liabilities and Stockholders' Equity                              $20,165

The accompanying notes are an integral part of these financial statements.

FOREPLAY GOLF & TRAVEL TOURS, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
PERIOD FROM March 26, 1997 (Date of Inception)
To December 31, 1998

                                                             Additional
                                      Common Stock            Paid-in
                                  Shares          Amount      Capital        Total
Balance,
March 26, 1997                   $     --      $     --      $     --       $     --

Issuance of common
 stock for cash                   600,000           600         5,400          6,000

Less net loss                          --            --            --         (6,909)
                                 --------      --------      --------       --------

Balance,
December 31, 1997                 600,000           600         5,400           (909)

Issuance of common
stock for cash                    834,400           834        40,886         41,720
Less offering costs                     0             0       (10,633)       (10,633)
Less net loss                          --            --            --        (10,313)
                                 --------      --------      --------       --------

Balance, December  31, 1998       600,000        $1,434       $35,653        $19,865

The accompanying notes are an integral part of these financial statements.

FOREPLAY GOLF & TRAVEL TOURS, INC.
 (A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED December 31, 1998
(With Cumulative Figures From Inception)

                                                                    From Inception,
                                                   January 1, 1998   March 26, 1997
                                                  To Dec. 31, 1998  To Dec. 31, 1998

CASH FLOWS PROVIDED BY OPERATING ACTIVITIES
Net Loss                                               $(10,313)       $(17,222)
Non-cash items included in net loss
       Amortization                                          39              68
       Depreciation                                         880           1,445
Adjustments to reconcile net loss to
       cash used by operating activity
          Accounts payable                               (5,329)            300
                                                       --------        --------

       NET CASH PROVIDED BY
       OPERATING ACTIVITIES                             (14,723)        (15,409)

CASH FLOWS USED BY INVESTING ACTIVITIES

       Organizational costs                                   0             195
       Office furniture and equipment                     3,333           6,155
                                                       --------        --------
       NET CASH USED BY
       INVESTING ACTIVITIES                               3,333           6,350

CASH FLOWS FROM FINANCING ACTIVITIES

       Sale of common stock                                 834           1,434
       Paid-in capital                                   40,886          46,286
       Less offering costs                               (8,496)        (10,633)

       NET CASH PROVIDED BY
       FINANCING ACTIVITIES                              33,224          37,087

       NET INCREASE IN CASH                              15,168        $ 15,328

CASH AT BEGINNING OF PERIOD                                 160
CASH AT END OF PERIOD                                  $ 15,328

The accompanying notes are an integral part of these financial statements.

FOREPLAY GOLF & TRAVEL TOURS, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 1998

NOTE A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

            The Company was incorporated on March 26, 1997 under the laws of the state of Nevada. The business purpose of the Company is to package group travel specializing in the golf and cruise industry.

            The Company will adopt accounting policies and procedures based upon the nature of future transactions.

NOTE B ORGANIZATION COSTS

            Organization costs were capitalized and amortized over 60 months.

NOTE C OFFERING COSTS

            The offering costs were incurred by the Company in connection with a public stock offering will be deducted from the net offering proceeds of the stock offering.

NOTE D OFFICE EQUIPMENT

            Office equipment is carried at cost. Expenditures for the maintenance and repair are charged against operations. Renewals and betterments that materially extend the life of the asset are capitalized.

            Depreciation of the equipment is provided for using the straight-line method over the estimated useful lives for both federal income tax and financial reporting.

NOTE E RELATED PARTY TRANSACTIONS

            The Company has been advanced $300 by one of its officers and stockholders. The Company has also retained her as a consultant and has paid her $4,500.

NOTE F PUBLIC STOCK OFFERING

            In May of 1998, the company completed the stock offering and sold 834,400 of its common stock at $.05 per share. The net proceeds of that offering will be used to package group travel specializing in the golf and cruise industry.

NOTE G EARNING (LOSS) PER SHARE

            Basic EPS is determined using net income divided by the weighted average shares outstanding during the period. Diluted EPS is computed by dividing net income by the weighted average shares outstanding, assuming all dilutive potential common shares were issued. Since the Company has no common shares that are potentially issuable, such as stock options, convertible preferred stock, and warrants, basic and diluted earnings per share are the same.

To the Board of Directors and Stockholders of Foreplay Golf & Travel Tours, Inc. Las Vegas, Nevada

      I have audited the accompanying balance sheet of Foreplay Golf & Travel Tours, Inc. (a development stage company) as of December 31, 1997 and the related statements of operations, cash flows and changes in stockholders' equity for the period from March 26, 1997 (date of inception) to December 31, 1997. These financial statements are the responsibility of Foreplay Golf & Travel Tours, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

      I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit of the financial statements provide a reasonable basis for my opinion.

      In my opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Foreplay Golf & Travel Tours, Inc. December 31, 1997 and the results of operations, cash flows and changes in stockholders' equity for the period then ended in conformity with generally accepted accounting principles.


David Coffey C.P.A.
May 16, 1998

FOREPLAY GOLF & TRAVEL TOURS, INC.
(A DEVELOPMENT STAGE COMPANY)
BALANCE SHEET
DECEMBER 31, 1997

ASSETS
Cash                                                                    $   160
Organizational costs, less
  accumulated amortization of $29                                           166
Offering costs                                                            2,137
Office furniture and equipment,
  less accumulated depreciation of $565                                   2,257

           Total Assets                                                 $ 4,720

LIABILITIES & STOCKHOLDERS' EQUITY

Accounts payable:
           Stockholder                                                  $ 5,012
           Trade                                                            617

           Total Liabilities                                              5,629

Stockholders' Equity

           Common stock, authorized 25,000,000 shares
           at $.001 par value, issued and outstanding
           600,000 shares                                                   600
           Paid-in capital                                                5,400
           Deficit accumulated during the
             development stage                                           (6,909)

           Total Stockholders' Equity                                      (909)

           Total Liabilities and Stockholders' Equity                     4,720

The accompanying notes are an integral part of these financial statements.

FOREPLAY GOLF & TRAVEL TOURS, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF OPERATIONS AND DEFICIT
ACCUMULATED DURING THE DEVELOPMENT STAGE
FOR THE PERIOD ENDED December 31, 1997

Income                                                                  $     0

Expenses
      Amortization                                                           29
      Bank charges                                                          152
      Conferences                                                         1,864
      Consulting                                                          3,000
      Depreciation                                                          565
      Licenses and fees                                                      85
      Lodging                                                               162
      Meals                                                                  60
      Office supplies                                                       822
      Publications                                                          170

Total expenses                                                            6,909

Net loss                                                                 (6,909)

Retained earnings,
beginning of period                                                           0

Deficit accumulated during
the development stage                                                    (6,909)

The accompanying notes are an integral part of these financial statements.

FOREPLAY GOLF & TRAVEL TOURS, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CHANGES IN
STOCKHOLDERS' EQUITY
PERIOD FROM March 26, 1997 (Date of Inception)
To December 31, 1997

                                                          Additional
                                      Common Stock         Paid-in
                                 Shares        Amount      Capital       Total
Balance, March 26, 1997               --      $    --      $    --      $    --
Issuance of common
stock for cash                   600,000          600        5,400        6,000

Less net loss                         --           --           --       (6,909)
                                 -------      -------      -------      -------

Balance, December 31, 1997       600,000      $   600      $ 5,400      $  (909)

The accompanying notes are an integral part of these financial statements.

FOREPLAY GOLF & TRAVEL TOURS, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CASH FLOWS
From March 26, 1997 (Date of Inception)
To December 31, 1997

CASH FLOWS PROVIDED BY OPERATING ACTIVITIES
Net Loss                                                                 (6,909)
Non-cash items included in net loss
      Amortization                                                           29
      Depreciation                                                          565
Adjustments to reconcile net loss to net
  cash used by operating activity
      Accounts payable                                                    5,629

       NET CASH USED BY
       OPERATING ACTIVITIES                                                (686)

CASH FLOWS USED BY INVESTING ACTIVITIES
      Organizational costs                                                  195
      Ooffering costs                                                     2,137
      Office furniture and equipment                                      2,822

       NET CASH USED BY
       INVESTING ACTIVITIES                                               5,154

CASH FLOWS FROM FINANCING ACTIVITIES
       Sale of common stock                                               6,000

       NET CASH PROVIDED BY
       FINANCING ACTIVITIES                                               6,000

       NET INCREASE IN CASH                                                 160

CASH AT BEGINNING OF PERIOD                                                  --

       CASH AT END OF PERIOD                                                160

The accompanying notes are an integral part of these financial statements.

FOREPLAY GOLF & TRAVEL TOURS, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 1997

NOTE A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

            The Company was incorporated on March 26, 1997 under the laws of the state of Nevada. The business purpose of the Company is to package group travel specializing in the golf and cruise industry.

            The Company will adopt accounting policies and procedures based upon the nature of future transactions.

NOTE B ORGANIZATION COSTS

            Organization costs were capitalized and amortized over 60 months.

NOTE C OFFERING COSTS

            The offering costs were incurred by the Company in connection with a public stock offering will be deducted from the net offering proceeds of the stock offering.

NOTE D OFFICE EQUIPMENT

            Office equipment is carried at cost. Expenditures for the maintenance and repair are charged against operations. Renewals and betterments that materially extend the life of the asset are capitalized.

            Depreciation of the equipment is provided for using the straight-line method over the estimated useful lives for both federal income tax and financial reporting.

NOTE E RELATED PARTY TRANSACTIONS

            The Company has been advanced $5,012 by one of its officers and stockholders. These advances will be repaid out of the offering proceeds without interest.

NOTE F SUBSEQUENT EVENTS - PUBLIC STOCK OFFERING

            In May of 1998, the company completed the stock offering and sold 834,400 of its common stock at $.05 per share and received net proceeds of $40,103 from the offering.

PART III

ITEM 1.  INDEX TO EXHIBITS

The following exhibits are filed with this Registration Statement:

Exhibit No.     Exhibit Name
-----------     ------------

   2.1 Agreement and Plan of Reorganization dated as of October 12 1999 by and among FGT, Gary Ulmer, Aladdin Systems, Inc. and the shareholders of Aladdin Systems, Inc.*

   3.1          Articles of Incorporation of the Registrant.*

   3.2 Certificate of Amendment to the Articles of Incorporation of the Registrant.*

   3.3          By-Laws of Registrant.*

   4.1          Sample Stock Certificate of the Registrant.*

   4.2          See Exhibit Nos 2.1 2.2, 2.3 and 2.4.*

   10.1 Letter Agreement, dated July 14, 1999 by and between Bay Tree Capital Associates, LLC and the Registrant.*

   10.20        Employment Agreement dated October 25, 1999 by and between Mr.
                Jonathan Kahn and the Registrant. *

   10.3         Employment Agreement dated October 25, 1999 by and between Mr.
                Darryl Lovato and the Registrant. *

   10.4         Stock Option Plan of the Registrant. *

   10.5 Form of Stock Option Agreement issued under the Stock Option Plan of the Registrant*.

   21.1         Subsidiaries of Registrant*

   27.1         Financial Data Schedule

*Previously filed with the SEC.